5|8

08002567

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marisa S.A.

*CURRENT ADDRESS Rua James Holland, 422
Sao Paulo, Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

ILE NO. 82- 35796

FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) [ ]
AR/S (ANNUAL REPORT) [✓]
G32BR (REINSTATEMENT) [ ]
SUPPL (OTHER) [ ]
F 14A (PROXY) [ ]

OICF/BY: ES
DAT : 5/14/08

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Marisa S.A. and Subsidiaries and Marisa Group Companies

Financial Statements for the Six-Month Periods Ended June 30, 2007 and 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 -Sao Paulo - SP
Brasil

Tel.: +55(11) 5186-1000
Fax: +55(11)5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Marisa S.A.
São Paulo - SP

1. We have performed a special review of the accompanying financial statements of Marisa S.A. (the "Company") and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of June 30, 2007 and the combined balance sheets as of June 30, 2006 of the Marisa Group companies, as described in note 4 ("Company"), all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Management of the Company and its subsidiaries, and the related statements of operations for the six-month period then ended. These financial statements have been prepared in accordance with the rules applicable to interim financial statements required by the Brazilian Securities Commission - CVM.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the managers of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. As mentioned in note 2 to the financial statements mentioned in paragraph 1, these financial statements have been prepared for inclusion in the Company's initial public offering prospectus.

4. Based on our special review, we are not aware of any material modifications that should be made to the aforementioned financial statements for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5. The accompanying individual, consolidated and combined statements of cash flows, which are presented to provide additional information on the Company, are not required as an integral part of the basic financial statements in conformity with Brazilian accounting practices. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these individual, consolidated and combined statements of cash flows for them to be in conformity with Brazilian accounting practices.

6. As mentioned in note 27, the financial statements are being restated to reflect the changes in the individual, consolidated and combined statements of cash flows.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2007, except for notes 26, items c) and d), and 27, as to which the dates are August 1, 2007 and August 24, 2007, respectively

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA S.A. AND SUBSIDIARIES AND MARISA GROUP COMPANIES

BALANCE SHEETS AS OF JUNE 30, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Note	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	5	4,290	162,311	79,580
Marketable securities	6	—	81,817	76,148
Trade accounts receivable	7	—	431,570	240,616
Inventories	8	—	135,161	93,840
Recoverable taxes	9	4	18,639	10,282
Deferred income and social contribution taxes	10	—	24,661	—
Other receivables		—	11,684	21,301
Total current assets		4,294	865,843	521,767
NONCURRENT ASSETS				
Intercompany receivables	11	—	1,933	14,793
Deferred income and social contribution taxes	10	—	48,485	44,908
Recoverable taxes	9	—	9,793	2,135
Investments	12	77,661	2	2
Property and equipment, net (except spun-off portion)	13	—	160,528	82,378
Intangible assets	13	—	15,020	12,509
Deferred charges		—	5,042	669
Total noncurrent assets		77,661	240,803	157,394
Investment in real estate companies	12	—	—	60,786
Property and equipment, net (spun off)	13	—	—	37,985
TOTAL ASSETS		81,955	1,106,646	777,932
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Trade accounts payable	14	—	150,906	97,812
Intercompany payables	11	—	2,314	17,399
Loans and financing	15	—	491,329	310,419
Accrued payroll and related charges		18	19,565	12,312
Taxes payable	17	21	35,443	27,107
Dividends payable	11	35,362	35,468	728
Other payables		54	11,063	7,018
Total current liabilities		35,455	746,088	472,795
NONCURRENT LIABILITIES				
Loans and financing	15	—	223,521	9,455
Reserve for contingencies	18	—	78,787	78,049
Taxes in installments	19	—	10,651	2,784
Total noncurrent liabilities		—	312,959	90,288
MINORITY INTEREST		—	1,099	358
SHAREHOLDERS' EQUITY				
Capital	20	44,634	44,634	244,364
Capital reserves		—	—	192
Legal reserve		1,866	1,866	—
Accumulated deficit		—	—	(30,065)
Total shareholders' equity		46,500	46,500	214,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		81,955	1,106,646	777,932

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA S.A. AND SUBSIDIARIES AND MARISA GROUP COMPANIES

STATEMENT OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 AND COMBINED STATEMENT OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006

(In thousands of Brazilian reais - R$, except earnings per thousand shares for the six-month period)

	Note	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
REVENUE FROM PRODUCTS SOLD		—	713,404	479,426
REVENUE FROM SERVICES PROVIDED		—	30,167	17,685
GROSS OPERATING REVENUE		—	743,571	497,111
Deductions		—	(232,787)	(158,535)
NET OPERATING REVENUE		—	510,784	338,576
Cost of resale of products		—	(236,820)	(160,142)
Cost of services		—	(26,066)	(14,488)
GROSS PROFIT		—	247,898	163,946
OPERATING (EXPENSES) INCOME				
Selling expenses		—	(178,648)	(128,670)
General and administrative expenses		(1,266)	(35,874)	(27,867)
Other operating income	21	—	5,006	10,185
Equity in subsidiaries	12	40,930	—	—
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND INCOME FROM RENTAL OF SPUN-OFF PROPERTY		39,664	38,382	17,594
FINANCIAL (EXPENSES) INCOME				
Financial expenses	22	(24)	(74,492)	(84,692)
Financial income	22	65	40,570	41,231
Exchange variation, net		—	11,129	973
INCOME (LOSS) FROM OPERATIONS BEFORE DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND INCOME FROM RENTAL OF SPUN-OFF PROPERTY		39,705	15,589	(24,894)
NON OPERATING (EXPENSES) INCOME, NET	23	(2,374)	(307)	4,152
INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND INCOME FROM RENTAL OF SPUN-OFF PROPERTY		37,331	15,282	(20,742)
INCOME AND SOCIAL CONTRIBUTION TAXES				
Current	10	—	(5,250)	(10,065)
Deferred	10	—	27,832	20,769
INCOME (LOSS) BEFORE MINORITY INTEREST, DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND INCOME FROM RENTAL OF SPUN-OFF PROPERTY		37,331	37,864	(10,038)
MINORITY INTEREST IN NET INCOME (LOSS) BEFORE DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND INCOME FROM RENTAL OF SPUN-OFF PROPERTY		—	(533)	(18,794)
INCOME (LOSS) BEFORE DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND INCOME FROM RENTAL OF SPUN-OFF PROPERTY		37,331	37,331	(28,832)
Equity in real estate companies		—	—	2,090
Expense on depreciation of spun-off property and equipment		—	—	(1,260)
Income from rental of spun-off property		—	—	895
INCOME (LOSS) AFTER DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND INCOME FROM RENTAL OF SPUN-OFF PROPERTY		37,331	37,331	(27,107)
EARNINGS PER THOUSAND SHARES FOR THE SIX-MONTH PERIOD - R$		0.84		
NUMBER OF SHARES AT THE END OF THE SIX-MONTH PERIOD (IN THOUSANDS)	20	44,634		

The accompanying notes are an integral part of these financial statements.

MARISA S.A. AND SUBSIDIARIES AND MARISA GROUP COMPANIES

NOTES TO THE INDIVIDUAL, CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(Amounts in thousands of Brazilian reals - R$, unless otherwise stated)

1. OPERATIONS

Marisa S.A. (the "Company") was established on August 15, 2006 to be the holding company of the following companies: Marisa Lojas Varejistas Ltda., Fix Participações Ltda. and subsidiaries and Due Mille Participações Ltda. ("Companies").

This group of Companies, of which the Company is the controlling shareholder, is engaged in the retail of clothing in general and other department store products, management of own credit cards (Private Label type), and logistics.

The Companies have converging interests and the centralization of their management in the Company renders them more efficient regarding the achievement of their business purposes, helping management in decision making.

The Company holds ownership interests in the direct and indirect subsidiaries mentioned in note 4 to the financial statements, the corporate purposes of which are as follows:

1.1. Marisa Lojas Varejistas Ltda. ("Marisa Lojas") - primarily engaged in the retail of clothing in general and other department store products. In addition to these activities, Marisa Lojas is also engaged in the import of merchandise and sale of products on the Internet.

Tax incentives

ICMS (state VAT)

Marisa Lojas benefits from incentives granted by the Pernambuco State Development Program (PRODEPE) for an indefinite period of time, in the form of deemed tax credits corresponding to 3% of the total amount of interstate shipments made by the distribution center located in Jaboatão dos Guararapes, Pernambuco State. The effect of these incentives is recorded in the statement of operations under the caption "Other operating income".

Marisa Lojas benefits from a special regime agreed with the Goiás State Finance Department by way of an agreement entered into with that State (TARE No. 014/2003 - GSF) granted for an indefinite period of time, in the form of a granted tax credit corresponding to 3% of the total amount of interstate shipments of footwear, fabric, clothing, and bed, table and bath linens for sale, production or manufacturing made by the distribution center located in Goiânia, Goiás State. The effect of these incentives is recorded in the statement of operations under the caption "Other operating income".

1.2. Due Mille Participações Ltda. ("Due Mille") - primarily engaged in providing any type of product handling, stowage, loading and unloading services, general management of product distribution centers, and clothe hanging and hanger logistics.

1.3. Fix Participações Ltda. ("Fix") - operates as a holding company, investing in other companies in charge of managing own credit cards called "Cartão Marisa".

Currently, Fix has the following direct and indirect subsidiaries:

1.3.1. Credi-21 Participações Ltda. ("Credi-21") - started its operations on November 9, 1999 and is primarily engaged in managing own credit cards called "Cartão Marisa" and holding ownership interests in other companies. Sales of this card represented approximately 66.2% and 61.7% of Marisa Lojas sales in June 2007 and 2006, respectively.

1.3.1.1. Primos Participações Ltda. ("Primos") - established on February 25, 2000, is primarily engaged in managing the purchase of personal insurance by holders of the "Cartão Marisa" cards from insurers.

1.3.1.2. TCM Participações Ltda. ("TCM") - founded on April 14, 2004, is primarily engaged in providing collection, credit advisory, and "Cartões Marisa" collection portfolio management services. Since April 1, 2007, TCM has been inoperative, and ceased to perform its activities, which, from that date, have been conducted by Credi-21.

1.3.1.3. TEF Serviços de Processamento de Dados Ltda. ("TEF") - established on March 16, 2005, is primarily engaged in printing and mailing the "Cartão Marisa" bills. Since April 1, 2007, TEF has been inoperative, and ceased to perform its activities, which, from that date, have been conducted by Credi-21.

1.4. As of June 30, 2006, the Company also holds ownership interest in Special Purpose Entities (SPEs):

1.4.1. Actio Participações Ltda. ("Actio"), established on February 12, 1999, is primarily engaged in providing processing services of own credit card "Cartão Marisa". Since March 1, 2007, Actio has been inoperative, and ceased to perform its activities, which, from that date, have been conducted by Credi-21.

1.4.2. Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Athol"), Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Lógica"), Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Racional"), Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Ativa"), Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Fax"), and Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Transfer"), which are primarily engaged in the wholesale of clothing and notions in general, and can also import or export this merchandise, and hold interests in other companies, as partner or shareholder. Since January 1, 2007, the Companies have been inoperative, and ceased to perform their activities, which, from that date, have been conducted by Marisa Lojas.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), using criteria that are consistent with those adopted for the preparation of the financial statements as of December 31, 2006.

The individual and consolidated information related to balance sheet accounts and result for the six-month period ended June 30, 2007 is presented in comparison with the individual and combined balances for the six-month period ended June 30, 2006, respectively, according to the balances determined in accordance with the Brazilian corporate law.

Due to the initial public offering of the Company's shares that is in progress, the Company's management is presenting the combined financial statements for the six-month period ended June 30, 2006, as if the shareholders of the related companies that are under common control and management had contributed their interests in investees to the Company's capital since January 1, 2004, which occurred in December 2006, as proposed and approved at the shareholders' meeting.

For the purpose of allowing the users a better understanding of the Company's operations and the financial statements for the six-month period ended June 30, 2007, included in the prospectus of the initial public offering of the Company's shares that is in progress, we are presenting these financial statements in comparison with the balance sheet balances for the six-period ended June 30, 2006.

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Results of operations

Income and expenses are recorded on the accrual basis.

Resale revenue and related costs are recorded upon the delivery of products to customers and credit card service revenue is recorded upon the provision of the service. Revenue from services provided is recognized in the statement of operations when earned.

b) Accounting estimates

The preparation of financial statements requires the Companies' management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other transactions. Accordingly, the financial statements include several estimates related to adjustments to present value, allowance for doubtful accounts, provision for inventory losses, useful lives of property and equipment and required reserves for contingent liabilities, to make projections and determine the impairment of fixed assets, deferred charges and deferred income tax assets, as well as to determine the provision for income tax. As the Company's judgment involves estimates related to the likelihood of future events, actual results could differ from those estimates.

c) Cash and cash equivalents

Represented by highly liquid investments, with original maturities of up to 90 days, stated at cost plus income earned through the balance sheet dates and adjusted, when applicable, to their equivalent fair value.

d) Marketable securities

Represented by investments in shares of other companies purchased to be actively and frequently traded, stated at cost plus income earned, and adjusted to fair value at the balance sheet dates, with unrealized gains and losses recorded in results for the six-month periods.

e) Allowance for doubtful accounts

Recorded based on an analysis of risks on realization of receivables, in an amount considered sufficient to cover possible losses.

f) Inventories

Stated at average cost of acquisition, adjusted to market value and including a provision for losses, when applicable.

g) Investments

Represented by investments in subsidiaries accounted for under the equity method, as mentioned in notes 4 and 12.

h) Property and equipment

Stated at acquisition or construction cost, less accumulated depreciation. Depreciation is calculated under the straight-line method, at rates based on the useful lives of the assets, as shown in note 13.

i) Other current and noncurrent assets

Stated at net realizable value.

j) Current and noncurrent liabilities

Stated at known or estimated amounts, plus, if applicable, related charges and monetary and exchange variations incurred through the balance sheet dates.

k) Foreign currency-denominated amounts subject to exchange variation

Monetary assets and liabilities denominated in foreign currencies were translated into Brazilian reais at the exchange rate prevailing at the balance sheet dates.

l) Income and social contribution taxes

The provision for income tax was recorded by the companies Marisa Lojas and Credi-21 at the rate of 15%, plus a 10% surtax on taxable income exceeding R$240. The provision for social contribution tax was calculated at the rate of 9% on taxable income. Deferred income and social contribution taxes recorded in current and noncurrent assets arise from temporarily nondeductible expenses. Additionally, deferred income and social contribution taxes for tax loss carryforwards were recognized.

Pursuant to CVM Resolution No. 273/98 and CVM Instruction No. 371/02, deferred taxes are recorded at probable realizable values. The details are disclosed in note 10.

For the companies Fix, Primos, TCM, TEF, Due Mille, Actio, Athol, Lógica, Racional, Ativa, Fax and Transfer, income and social contribution taxes are calculated under the criteria established by prevailing tax legislation, using the deemed income method.

m) Loans and financing

Adjusted based on interest, monetary and exchange variations and financial charges incurred through the balance sheet dates, as established in contracts and shown in note 15.

n) Reserve for contingencies

Monetarily adjusted through the balance sheet dates, by the probable amount of loss, according to the nature of each contingency and based on the opinion of the Companies' legal counsel. The basis and nature of the reserve for contingencies are described in note 18.

o) Financial instruments - derivatives

Recorded on the accrual basis. Gains earned and losses incurred as a result of these contracts are recognized as adjustments to financial income and expenses.

p) Financial income and expenses

Financial income and expenses basically include interest on loans, net of interest receivable on cash investments, monetary variation and exchange gains and losses, discounts granted by suppliers on prepayment of trade notes, and gains and losses on derivative financial instruments, which are recognized in results for the six-month periods.

q) Adjustments to present value

Purchase and sales transactions in fixed installments have been adjusted to their present value because of their maturities, using the average rate of the financial charges incurred by the Companies on the funds raised, both for customers and suppliers.

The recognition of the adjustment to present value of purchases is made under the captions "Trade accounts payable" and "Inventories" (note 8) and its reversal is made against the caption "Financial income" (note 22), according to maturity, in the case of trade accounts payable, and realization of inventories in relation to the recorded amounts. The adjustment to present value of sales in installments has a corresponding entry in the caption "Trade accounts receivable" (note 7) and its realization is recorded as financial income (note 22) according to maturity.

r) Statements of cash flows

The Company is presenting in the Appendix, as supplemental information, the individual, consolidated and combined statements of cash flows prepared in accordance with Accounting Standard and Procedure 20 (NPC 20) - "Statement of Cash Flows", issued by the Brazilian Institute of Independent Auditors (IBRACON).

s) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated and combined financial statements have been prepared in accordance with the consolidation criteria set forth by Brazilian accounting practices and CVM regulations, and include the financial statements of the Company and its direct subsidiaries and SPEs, described below:

	% ownership interest	
Subsidiaries	06/30/2007	06/30/2006
Marisa Lojas Varejistas Ltda.	99.99	99.99
Due Mille Participações Ltda.	99.91	99.97
Fix Participações Ltda.	99.99	92.82
Credi-21 Participações Ltda.(*)	99.99	92.80
Primos Participações Ltda.(*)	96.08	92.44
TCM Participações Ltda.(*)	99.37	92.81
TEF Serviços de Processamento de Dados Ltda.(*)	94.34	87.57

(*) Indirect subsidiaries.

As of June 30, 2006, the following SPEs (*) were combined:

- Actio Participações Ltda.
- Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Pax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.

(*) In essence, considering their relationship with Marisa Lojas, the operations of the SPEs are indirectly controlled by the Company, and these Companies are fully owned by Begoldi Comércio, Participação e Administração S.A.

The results of the operations of the SPEs, which are engaged in providing "Cartão Marisa" data processing services and the wholesale of clothing and notions in general, are directly or indirectly impacted by Marisa Lojas and have therefore been included in the consolidated financial statements, as established by CVM Instruction No. 408/04.

Since March 31, 2007, the SPEs have not been consolidated, as established by CVM Instruction No. 408/04, considering that since March 1, 2007, Actio ceased to provide own credit card data processing services to Credi-21, which, from that date, performs this activity using its own funds. Since January 1, 2007, the SPEs, which were engaged in the wholesale of clothing and notions in general, have discontinued their operations. Beginning that date, Marisa Lojas purchases all products for resale directly from its suppliers.

In the preparation of the consolidated and combined financial statements, financial statements as of the same dates and consistent with the accounting practices described in note 3 were used. The Company's investments in proportion to the investor's interest in the subsidiaries' shareholders' equity and results, intercompany balances and transactions, and unrealized profits, net of income and social contribution taxes, have been eliminated. The minority interest in the Companies controlled by the Company has been recorded in a separate caption. The net equity balances of the SPEs have been recorded as payables to the holding company Begoldi Comércio, Participação e Administração S.A. in current liabilities, as shown in item (b) of note 11, since the Company has no direct ownership interest in these SPEs. The classification was maintained in current liabilities because of their nature.

5. CASH AND CASH EQUIVALENTS

	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
Cash	—	5,624	3,201
Banks(a)	—	14,233	4,501
Temporary cash investments(b)	4,290	142,454	71,878
	4,290	162,311	79,580

(a) See note 15, guarantees on loans and financing.

(b) As of June 30, 2007 and 2006, the balance of "Temporary cash investments" is as follows:

	Yield rate in 2007 - %	Consolidated 06/30/2007	Combined 06/30/2006
Fixed income - Safra(i)	5.92	80,642	—
Fixed income X-21 - Calyon(ii)	2.50	40,785	—
Flowers Multimercado - Calyon(iii)	—	—	52,254
Fox - FIA(iv)	—	—	12,066
Credit Suisse - portfolio(v)	6.25	7,890	—
Multigestão - Safra	—	—	4,641
Other	—	13,137	2,917
		142,454	71,878

(i) Refers to 473,591 shares held as of June 30, 2007 in a financial investment fund managed by Crédit Agricole Private Capital Management, recorded at fair value. As of June 30, the portfolio is basically composed of Bank Certificates of Deposit (CDBs) and 78% invested in Government Debt Securities.

(ii) Refers to 7,887,369 shares held as of June 30, 2007 in a financial investment fund managed by Crédit Agricole Private Capital Management, recorded at fair value. As of June 30, the portfolio is basically composed of Bank Certificates of Deposit (CDBs) and 89.45% invested in Government Debt Securities (National Treasury Bills - LTNs and Treasury Bills - LFTs).

(iii) Refers to 11,929,286 shares held as of June 30, 2006 in a financial investment fund, composed of shares in several other balanced and equity funds, managed by Crédit Agricole Private Capital Management, recorded at fair value.

(iv) Refers to 6,662 shares held as of June 30, 2006 in an investment fund in shares of other companies, managed by Banco Itaú S.A., recorded at fair value.

(v) Refers to 815,776 shares held as of June 30, 2007 in a financial investment fund, composed of 68% invested in National Treasury Bills (LTNs) and 32% in National Treasury Notes (NTNs).

As of June 30, 2007, R$246 of the total amount of the caption "Banks" and R$5,815 of the caption "Temporary cash investments" were legally frozen.

6. MARKETABLE SECURITIES

	Yield rate in 2007 - %	Consolidated 06/30/2007	Combined 06/30/2006
Austrian bonds(*)	91.20 of CDI	81,524	72,826
Other companies' shares:			
Companhia Vale do Rio Doce S.A.		—	941
Banco Unibanco S.A.		—	100
Petróleo Brasileiro S.A. - Petrobras		—	408
Perdigão S.A.		—	411
Cosan S.A.		—	523
Blasken S.A.		276	—
Other shares		17	939
		81,817	76,148

(*) Refers to Austrian government debt securities, adjusted based on 91.20% of the interbank deposit rate (CDI) as of June 30, 2007 and 2006. On January 13, 2006, the subsidiary Marisa Lojas acquired Austrian government bonds, the so - called "Austrian Bonds", with maturity on July 11, 2007. These bonds are issued by state companies, all owned by the Austrian Government, to raise funds for their projects. Specifically in this transaction, Marisa Lojas acquired bonds issued by an Austrian federal highway called OeBB Infrastruktur Bau AG.

7. TRADE ACCOUNTS RECEIVABLE

	Consolidated 06/30/2007	Combined 06/30/2006
Trade accounts receivable - Cartão Marisa:		
Current:		
From 211 to 240 days	21,973	6,610
From 181 to 210 days	10,142	5,194
From 151 to 180 days	17,795	15,343
From 121 to 150 days	24,507	20,822
From 91 to 120 days	37,272	25,161
From 61 to 90 days	50,765	27,537
From 31 to 60 days	56,652	32,749
Up to 30 days	24,403	40,123
	Consolidated 06/30/2007	Combined 06/30/2006
Past-due:		
Up to 30 days	104,742	46,036
From 31 to 60 days	17,213	5,806
From 61 to 90 days	14,420	4,880
From 91 to 120 days	22,432	4,716
From 121 to 150 days	16,241	4,975
From 151 to 180 days	19,114	6,911
	437,671	246,863
Credit card companies - third parties	27,402	18,303
Other receivables	192	489
Allowance for doubtful accounts	(30,504)	(19,809)
Adjustment to present value	(3,191)	(5,230)
	431,570	240,616

8. INVENTORIES

	Consolidated 06/30/2007	Combined 06/30/2006
Goods for resale	139,075	98,203
Adjustment to present value	(1,801)	(1,300)
Provision for inventory losses	(2,113)	(3,063)
	135,161	93,840

9. RECOVERABLE TAXES

	Consolidated 06/30/2007	Combined 06/30/2006
Income tax for offset	11,910	5,460
COFINS (tax on revenue)	1,718	690
PIS (tax on revenue)	396	86
ICMS (state VAT)	3,920	3,656
CSLL (social contribution on net profit)	590	184
Other	105	206
Current assets	18,639	10,282
Recoverable ICMS	9,793	1,208
COFINS	—	694
PIS	—	233
Noncurrent assets	9,793	2,135

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

	Consolidated 06/30/2007		Combined 06/30/2006	
	IRPJ	CSLL	IRPJ	CSLL
Noncurrent:				
Tax contingencies	66,295	66,295	81,670	81,670
Labor contingencies	15,123	15,123	8,316	8,316
Civil contingencies	10,210	10,210	2,540	2,540
Provision for inventory losses	613	613	3,064	3,064
Provision for adjustment to present value	2,764	2,764	4,970	4,970
Provision for swap losses	16,779	16,779	—	—
Other	5,159	5,159	1,039	2,863
Allowance for doubtful accounts	29,038	29,038	70	70
Social contribution tax loss carryforwards	—	79,292	—	67,796
Tax loss	65,503	—	16,297	—
	211,484	225,273	117,966	171,289
Statutory rate	25%	9%	25%	9%
	52,871	20,275	29,492	15,416
Current assets	17,220	7,441	—	—
Noncurrent assets	35,651	12,834	29,492	15,416

Based on projections of future taxable income of the Company's subsidiaries, the estimated recovery of the consolidated deferred income and social contribution tax assets on tax loss carryforwards is as follows:

	Consolidated 06/30/2007
2009	7,511
2010	9,816
2011	14,427
2012	16,731
	48,485

The asset amount recorded is limited to amounts whose offset is based on projected taxable income, discounted to present value, realized by the Company's subsidiaries for the next five years, also considering that the offset of tax loss carryforwards is limited to 30% of the annual taxable income before income tax, as determined by Brazilian tax legislation.

The balance of deferred income tax as of June 30, 2007 and 2006 includes the total effect of tax losses of the subsidiary Marisa Lojas and, as of June 30, 2007, of the subsidiary Credi-21, which can be carried forward indefinitely and can be offset against future taxable income.

On the temporary difference amount, as of June 30, 2006, totaling R$59, of the subsidiary Credi-21, the deferred charges amount of R$20 was not recorded because, for that six-month period, there were no projections of future taxable income supporting its realization.

It is estimated that the balance referring to deferred taxes arising from temporary differences as of June 30, 2007 will be realized by 2012. However, we are unable to accurately estimate the years over which these temporary differences will be realized, as most of them are subject to court decisions over which the Company has no control or for which the Company is unable to predict when a final and unappealable decision will be issued.

Future taxable income projections include various estimates as to the performance of the Brazilian and international economies, selection of exchange rates, sales volume, sales prices, tax rates, among others, which may differ from actual data and amounts.

As the income and social contribution tax balance results not only from taxable income, but also from the tax and corporate structure of the Company's subsidiaries, the existence of nontaxable revenues, nondeductible expenses, tax exemptions and incentives and various other variables, there is no material relation between the net income of the Company's subsidiaries and the income and social contribution tax balance. Accordingly, the evolution of the tax loss offset should not be considered an indication of future profits of the Company's subsidiaries.

b) Reconciliation of effective income and social contribution tax expenses:

	Consolidated 06/30/2007	Combined 06/30/2006
Income (loss) before income and social contribution taxes, depreciation of spun-off property and equipment, equity in real estate companies and income from rental of spun-off property	15,282	(20,742)
Equity in real estate companies	—	2,090
Expense on depreciation of spun-off property and equipment	—	(1,260)
Income from rental of spun-off property	—	895
Income (loss), basis for calculation of income and social contribution taxes	15,282	(19,017)
Statutory rate	34%	34%
Expected income and social contribution (expense) income, at statutory rate	(5,196)	6,466
i) Effect of income and social contribution taxes on permanent differences:		
Fine on tax deficiency notices	—	(88)
Equity in subsidiaries	17,932	2,267
Loss on variable income investments higher than gains	(471)	(5,825)
Interest - Austrian bonds	1,057	1,099
Other permanent additions (deductions)	(1,171)	1,618
Income (loss), except financial income, of subsidiaries taxed based on deemed income:		
Reversal of taxation effect - taxable income	(11,596)	10,994
Taxation based on deemed income, using gross revenue from sales as tax basis	(2,767)	(5,654)
ii) Effect of income and social contribution taxes on temporary differences and tax losses for the six-month period, for which deferred taxes were recorded as there was no strong evidence of their realization in the period:		
Temporary differences	8,502	1,461
Tax loss carryforwards	16,272	2,934
iii) Effect of income and social contribution taxes on temporary differences and tax losses for the six-month period, for which deferred taxes were not recorded as there was no strong evidence of their realization in the period:		
Temporary differences	20	300
iv) Credits arising from income tax - related contingencies(*)	—	(4,868)
	22,582	10,074
Income and social contribution taxes - current	(5,250)	(10,065)
Deferred income and social contribution taxes	27,832	20,769

(*) Amounts related to the payment in installments of an income tax deficiency notice (see note 19) and income tax-related contingencies - Law No. 8200/91 (see note 18.(c)).

Under prevailing tax legislation, the accounting and tax records for the past 5 years, related to income and social contribution taxes, are open to review by tax authorities. Other taxes and contributions are open to review and approval by tax authorities for varying statutory periods.

11. RELATED PARTIES

The balances and transactions with related parties are as follows:

	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
Noncurrent assets -			
Related party:			
Begoldi Comércio, Participação e Administração S.A.(a)	—	1,895	11,124
Begoldi Comércio, Participação e Administração S.A.(c)	—	—	3,605
Other related parties	—	38	64
	—	1,933	14,793
Current liabilities:			
Related party -			
Bególdi Comércio, Participação e Administração S.A. (b)	—	—	12,556
Advance for future capital increase granted by Begoldi Comércio, Participação e Administração S.A.(d)	—	—	3,815
Rentals payable(e):			
Nix Administração e Participação Ltda.	—	869	286
Mareasa Participações Ltda.	—	216	171
Novay Participações Ltda.	—	814	571
Actio Participações Ltda.	—	415	—
Other	—	—	—
	—	2,314	17,399
Dividends:			
Begoldi Comércio, Participação e Administração S.A. and Flin Participações Ltda.(f)	33,318	33,318	—
Individuals	2,044	2,150	728
	35,362	35,468	728
Income (expenses) -			
Rentals of Group real estate properties(g)	—	11,095	5,803

(a) Refers to advances granted by Begoldi to subsidiaries and SPEs for the payment of taxes and administrative expenses in general, which are not subject to interest. Balances are classified in noncurrent assets because they have undetermined maturity dates.

(b) As of June 30, 2006, the amount payable to the parent company Begoldi is added by the net equities of the SPEs, which were combined into the Company, as shown in notes 1 and 4, and the amounts of assets and liabilities of these entities are as follows:

	Athol	Lógica	Racional	Ativa	Fax	Total
Cash and cash equivalents	633	2,016	614	—	—	3,263
Trade accounts receivable	7,705	7,529	7,988	586	449	24,257
Other receivables	546	491	551	139	156	1,883
Noncurrent assets	12	—	—	—	—	12
Property and equipment	84	—	—	—	—	84
Total assets	8,980	10,036	9,153	725	605	29,499
Trade accounts payable	4,315	4,129	4,410	660	521	14,035
Taxes payable	817	982	997	32	27	2,855
Other payables	4	7	5	27	10	53
Total liabilities	5,136	5,118	5,412	719	558	16,943
Shareholders' equity	3,844	4,918	3,741	6	47	12,556

(c) Remaining balance of the assignment of Marisa Lojas credit card receivables to Begoldi, with the approval of Credi-21, through a current account agreement.

(d) Advance for future capital increase granted by Begoldi to Marisa Lojas.

(e) Refers to rentals payable to related companies, as shown in note 24.f.

(f) Refers to dividends due by the holding company Marisa S.A.

(g) Refers to rentals paid by the Group companies.

	06/30/2007	06/30/2006
Nix Administrações e Participações Ltda.	3,321	1,677
Mareasa Participações Ltda.	1,158	958
Actio Participações Ltda.	2,485	—
Novay Participações Ltda.	4,131	3,168
	11,095	5,803

12. INVESTMENTS

Company and consolidated investments are as follows:

	Shareholders' equity		Ownership interest %		Investment			Equity in subsidiaries	
					Company	Consolidated	Combined	Company	Combined
	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2007	06/30/2006	06/30/2007	06/30/2006 (b)
Marisa Lojas Varejistas Ltda.	40,057	—	99.99	—	40,057	—	—	5,968	—
Due Mille Participações Ltda.	4,925	—	99.91	—	4,921	—	—	3,462	—
Fix Participações Ltda.	32,684	—	99.99	—	32,683	—	—	31,500	—
Investment in real estate companies:									
Traditio Participações Ltda.		7,671		26.68	—	—	2,047	—	(32)
Compar Participações Ltda.		1,496		99.99	—	—	1,496	—	61
Mareasa Participações Ltda.		47,911		97.55	—	—	46,737	—	831
Nix Administração e Participação Ltda.(a)		34,841		30.15	—	—	10,506	—	1,230
					77,661	—	60,786	—	2,090
Other					—	2	2	—	—
Total investments					77,661	2	60,788	40,930	2,090

(a) Indirect ownership interest through Actio Participações Ltda. (SPE) and Primos Participações Ltda. as of June 30, 2006. As of 30 June 30 2007, Actio Participações Ltda. (SPE) was not consolidated because, beginning March 1, 2007, it ceased to provide own credit card data processing services to Credi-21, which, from that date, performs this activities using its own funds.

(b) Equity in real estate companies.

13. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

	Average annual depreciation rate - %	Consolidated 06/30/2007			Combined 06/30/2006
		Cost	Depreciation	Net	Net
Property and equipment:					
Installations	10	30,584	(15,474)	15,110	11,373
Leasehold improvements	20	164,456	(59,282)	105,174	50,360
IT equipment	20	24,563	(13,055)	11,508	10,108
Furniture and fixtures	10	21,983	(5,864)	16,119	9,929
Vehicles	20	182	(169)	13	168
Construction in progress	—	12,185	—	12,185	54
Other property and equipment	10	460	(41)	419	386
		254,413	(93,885)	160,528	82,378
Intangible assets -					
Goodwill(*)	—	15,020	—	15,020	12,509
Spun-off property and equipment					
Land	—	—	—	—	15,668
Buildings	6	—	—	—	22,317
					37,985

(*) Represented by goodwill acquired by the subsidiary Marisa Lojas and based on commercial locations where the Marisa and Marisa Família stores are located, which is an intangible asset that can be sold and is not impaired with time. However, the subsidiary Marisa Lojas tests this asset for impairment annually.

14. TRADE ACCOUNTS PAYABLE

As of June 30, 2007 and 2006, the Company had 550 suppliers, all located in Brazil. At the balance sheet date, the five main suppliers accounted for approximately 17% (23% in 2006) of total trade accounts payable and none represented individually more than 5% (8% in 2006). Individually, other suppliers do not represent more than 2% (3% in 2006) of total trade accounts payable.

15. LOANS AND FINANCING

As of June 30, 2007 and 2006, the Company's subsidiaries had the following loans in Brazilian reais:

	Principal	Interest	Consolidated 06/30/2007	Combined 06/30/2006	Charges	Maturity
Current liabilities:						
Banco Alfa - working capital	2,000	61	2,061	3,060	Interest of 106% of CDI(a)	July 2007
Banco Bradesco - working capital	3,900	249	4,149	3,948	Interest of 108.5% of CDI(a)	July 2007
Banco Bradesco - secured account	—	—	—	6,212	—	—
Banco Bradesco - BNDES	1,886	399	2,285	1,055	Interest of 6.5% p.a. + TJLP(b)	April 2009
Banco Safra - buyer financing	—	—	—	10,941	—	—
Banco Safra - working capital	162,118	2,009	164,127	20,885	Interest from 0.60% p.a. to 2.00% p.a. + CDI(a)	From July 2007 to January 2008
Banco Safra - FINAME	812	35	847	517	Interest from 4.5% p.a. to 9.3% p.a. + TJLP(b)	From August 2007 to January 2010
Banco Santander - Resolutions No. 2,770 and 3,221(*)	37,139	936	38,075	43,004	Interest of 118% of CDI(a)	From August to October 2007
Unibanco S.A. - buyer financing	7,656	238	7,894	7,777	Interest of 1.5% p.a. + CDI(a)	July 2007
Unibanco S.A. - Resolution No. 2,770(*)	13,733	614	14,347	10,606	Interest from 2.83% p.a. to 3.17% p.a. + CDI(a)	September 2007
Unibanco S.A. - BNDES	1,430	24	1,454	2,373	Interest from 4.5% p.a. to 5.5% p.a. + TJLP(b)	From December 2007 to February 2009
Banco Itaú - Resolutions No. 2,770 and 3,221(*)	19,752	622	20,374	12,168	Interest from 2.70% p.a. to 2.88% p.a. + CDI(a)	September 2007
Banco Itaú - Resolutions No. 2,770 and 3,221(*)	15,293	223	15,516	11,942	Interest from 2.61% p.a. to 2.80% p.a. + CDI(a)	September to December 2007
Banco J. Safra S.A. - loan	25,000	121	25,121	26,319	Interest from 1.81% p.a. to 2.00% p.a. + CDI(a)	July 2007
Banco Credit Suisse S.A.(*)	62,430	15,247	77,677	18,677	Interest of 111% of CDI(a)	July 2007
Banco Credit Suisse S.A.(*)	—	1,760	1,760	65,594	Interest of 106% of CDI(a)	August 2011
Banco Credit Suisse S.A.(*)	27,546	445	27,991	65,341	Interest of 108% of CDI(a)	From August 2007 to February 2009
BNDES financing	13,829	1,389	15,218	—	Interest of 2.8% p.a. + TJLP(b)	From April 2011 to April 2012
UBS Pactual	48,404	1,349	49,753	—	Interest of 1.20% p.a. + CDI(a)	February 2009
Banco Citibank - Resolution No. 2,770(*)	22,378	302	22,680	—	Interest of 13.58% p.a.	September 2007
	465,306	26,023	491,329	310,419		
Noncurrent liabilities:						
Financing - BNDES	95,827	—	95,827	—	Interest of 2.8% p.a. + TJLP(b)	From April 2011 to April 2012
Banco Credit Suisse S.A.(*)	93,258	—	93,258	1,996	Interest of 106% to 108% of CDI(a)	From August 2007 to April 2012
Safra S.A. - FINAME	843	—	843	670	Interest from 4.5% p.a. to 9.3% p.a. + TJLP(b)	From April 2008 to December 2009
Banco Bradesco S.A. - BNDES	1,809	—	1,809	5,214	Interest of 6.5% p.a. + TJLP(b)	April 2009
UBS Pactual	31,596	—	31,596	—	Interest of 1.20% p.a. + CDI(a)	February 2009
Unibanco S.A. - BNDES	188	—	188	1,575	Interest from 4.5% p.a. to5.5 % p.a. + TJLP(b)	December 2007
	223,521	—	223,521	9,455		

(a) CDI - Interbank certificate of deposit.

(b) TJLP - Long-term interest rate.

Index	Quarterly rate - %	
	06/30/2007	06/30/2006
TJLP - Long-term interest rate	6.50	8.15
CDI - Interbank certificate of deposit	11.37	15.15

(*) On the same date this fund was raised, the subsidiaries Marisa Lojas and Credi-21 entered into swap transactions to hedge their exposure to market, currency, and interest rate risks. As of June 30, 2007 the swap balance recorded under loans and financing in current liabilities, with a corresponding entry in financial expenses, was R$34,280 (R$ 8,151 in 2006).

As of June 30, 2007 and 2006, loans and financing in non current liabilities mature as follows:

	Consolidated 06/30/2007	Combined 06/30/2006
2008	—	6,722
2009	78,550	2,733
2010	29,093	—
2011	26,344	—
2012	89,534	—
	223,521	9,455

Covenants

As of June 30, 2007 and 2006, the subsidiaries have loans and financing with covenants under the loan agreements entered into with banks. Some of these covenants have been met and others have not. The covenants related to the financial indicators required in the loan agreements entered into with Banco Credit Suisse S.A. and Unibanco S.A. - BNDES for the six-month periods then ended are as follows:

Banco Credit Suisse S.A.

Indebtedness should not exceed R$350,000 (not met).

Payment of dividends and interest on capital should not exceed 40% of net income (not met in 2006).

Disclose annual or quarterly financial reports.

Unibanco S.A - BNDES

Transfer of funds ("loan agreements") between subsidiaries and affiliates cannot exceed R$30,000 (not met).

Total indebtedness should exceed 150% of EBITDA or 15% of shareholders' equity (not met).

Financial expenses for the period should not exceed 40% of EBITDA.

Dividends paid should be limited to 15% of net income, and interest on capital to 5% of shareholders' equity, as long as the amount does not exceed half the amount of the inventory profit reserve (not met).

On April 30, 2007, the Company's subsidiaries signed an amendment to the financing agreements entered into with Unibanco S.A. - BNDES, under which the creditors excluded the abovementioned covenants from such agreements.

Guarantees on loans and financing

The loans and financing are guaranteed by the following related parties:

Company	Financial institution	Type of guarantee	Consolidated 06/30/2007 R$	Combined 06/30/2006 R$
Nix Administração e Participação Ltda.	Banco Credit Suisse S.A.	Promissory note	64,618	142,439
Marisa Lojas Varejistas Ltda.	BNDES financing	Bank guarantees	109,656	3,900
Begoldi Comércio, Participação e Administração S.A.	Banco Citibank - Resolution No. 2,770	Promissory note	30,544	—
Nix Administração e Participação Ltda.	Banco Santander	Promissory note	37,139	42,633
Nix Administração e Participação Ltda.	Banco Safra S.A.	Promissory note	162,363	31,576
Begoldi Comércio, Participação e Administração S.A. and Nix Administração e Participação Ltda.	Banco Itaú - Resolutions No. 2,770 and 3,221	Promissory note	35,044	24,223
Nix Administração e Participação Ltda.	Banco Bradesco S.A.	Real estate property(a)	5,315	5,569
Begoldi Comércio, Participação e Administração S.A. and Nix Administração e Participação Ltda.	Unibanco - União de Bancos Brasileiros S.A.	Real estate property(a) + pledge	2,872	3,523
Nix Administração e Participação Ltda.	Banco Alfa S.A.	Promissory note	2,400	3,600
Begoldi Comércio, Participação e Administração S.A.	Banco UBS Pactual	Guarantee	—	—
Marisa Lojas Varejistas Ltda.	Banco Safra S.A. - FINAME	Promissory note	1,740	1,579
Nix Administração e Participação Ltda.	Banco J. Safra	Promissory note	25,000	20,800
Marisa Lojas Varejistas Ltda.	Banco Credit Suisse S.A.	Fiduciary transfer(b)	6,078	—
			482,769	279,842

(a) As of June 30, 2007 and 2006, the real estate properties offered in guarantee were recorded at the net book value of R$3,948 and R$4,807, respectively.

(b) Private agreement for the fiduciary transfer of receivables and other covenants, under which Marisa Lojas fiduciarily transferred to Banco Credit Suisse S.A., 75% of all its receivables from billings of its stores related to sales carried out with two credit card companies, Redecard S.A. and Companhia Brasileira de Meios de Pagamento, which is effective until the repayment of the loan. Marisa Lojas shall keep in the account where the revenues given in guarantee are deposited an amount at least three times higher than the amount required to pay an installment of the debt to Banco Credit Suisse S.A.

16. LEASE

The subsidiaries Marisa Lojas and Credi-21 have lease commitments for equipment, for periods ranging from 24 to 36 months and bearing an average interest rate equal to CDI plus 1.73% per year, whereby assets are to be purchased at the end of the lease agreements for a symbolic residual value. These future lease commitments, which are treated as expense as payments are made, total approximately R$9,974 as of June 30, 2007 (R$6,575 in 2006).

As of June 30, 2007 and 2006, lease commitments are as follows:

Year	Consolidated 06/30/2007 R$	Combined 06/30/2006 R$
2007	—	2,366
2008	4,863	3,587
2009	3,558	622
2010	1,326	—
2011	227	—
Total	9,974	6,575

Had such transactions been recorded as purchase of property and equipment for payment in installments, the balance of property and equipment as of June 30, 2007 would be increased by R$11,659, liabilities would be increased by R$9,974, and shareholders' equity as of that date would be increased by R$1,685 (R$7,549, R$6,575 e R$973, respectively as of June 30, 2006).

17. TAXES PAYABLE

	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
IRPJ	2	14,917	11,295
CSLL	—	3,511	2,887
COFINS	—	4,488	3,022
PIS	—	974	656
ICMS	—	9,806	7,933
Other	19	1,747	1,314
	21	35,443	27,107

18. RESERVE FOR CONTINGENCIES

The Company's subsidiaries are parties to tax, civil and labor lawsuits and in civil administrative proceedings. Management, based on the opinion of its legal counsel and advisors, believes that the reserve for contingencies is sufficient to cover probable losses. The balances of the reserves for contingencies are as follows:

	Combined					Consolidated
	06/30/2006	03/31/2007(1)	Additions	Write-offs	Charges	06/30/2007
Tax:						
COFINS(a)	37,714	39,743	—	—	597	40,340
COFINS(b)	5,612	5,898	—	—	99	5,997
IRPJ - Law No. 8,200/9(c)	7,482	7,482	—	—	—	7,482
FGTS (severance pay fund)(d)	3,314	3,944	86	—	74	4,104
13th salary injunction(e)	3,659	3,659	—	—	—	3,659
State Poverty Alleviation Fund (FECP) - RJ(f)	1,885	1,750	1,676	—	—	3,426
Taxable income computation book (LALUR)	3,342	1,671				1,671
CSLL(g)	1,597	934	—	—	77	1,011
Other tax contingencies	18,663	3,262	—	—	13	3,275
	83,268	68,343	1,762	—	860	70,965
Labor(h)	10,046	14,646	477	—	—	15,123
Civil(i)	2,540	7,950	2,275	—	—	10,225
Total contingencies	95,854	90,939	4,514	—	860	96,313
Escrow deposits	(17,805)	(15,385)	(2,141)	—	—	(17,526)
	78,049	75,554				78,787

(1) In compliance with CVM Resolution No.489, the Company is disclosing the change in the reserve for contingencies for the six-month period ended June 30, 2007, based on the balance as of March 31, 2007.

(a) Law No. 9,718, of November 27, 1998, increased the COFINS rate from 2% to 3%, and allowed this 1% difference to be offset in 1999 against the tax payable in the same year. However, in 1999, the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the payment of the tax (1% rate difference).

(b) In 1999, the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the expansion of the tax basis and challenging articles 3 and 8, respectively, of said Law, and authorizing the payment of COFINS based on Supplementary Law 70/91.

As regards items (a) and (b), as of June 30, 2007, the court records were closed for judgment by the 3rd Region Regional Federal Court (TRF). Previous decisions of the Federal Supreme Court (STF) on the matter, based on article 195 of the Federal Constitution, prior to Constitutional Amendment 20/98, considered the expressions gross revenue and billings synonyms, making them equivalent to product, service or product and service sales. Therefore, paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional because it extended the concept of gross revenue to all revenues earned by legal entities, regardless of their activity and the accounting classification adopted. Based on the opinion of its legal counsel, the Company classified the likelihood of an unfavorable outcome on this lawsuit as probable.

(c) This lawsuit requests the court to declare that there is no legal or tax requirement to apply to the financial statements issued in 1991, for 1990, of the subsidiary Marisa Lojas, the fiscal National Treasury Bond (BTN) variation, adjusted according to the tax adjustment index, and, instead, the fiscal BTN adjusted by the Consumer Price Index (IPC) should be applied on income and social contribution taxes and tax on net income (ILL) falling due. The initial lawsuit was numbered No. 91.0653835-5 and unfolded into several lawsuits. The court records are awaiting the issuance of the court decision that rejected the special appeal filed. Previous court decisions consider this Law fully constitutional; accordingly, the likelihood of an unfavorable outcome is probable.

(d) The subsidiary Marisa Lojas filed a lawsuit against the Federal Government, distributed on September 26, 2001 under No. 2001.61.00.024399-6, requesting the unconstitutionality of Supplementary Law No. 110/01, arguing it fails to comply with the precedence principle set forth in article 150, III, "b", of the Federal Constitution. An appeal was filed against this court decision that partially granted the request; numbered No. 490790-9, which is currently awaiting judgment by the STF. Marisa Lojas made escrow deposits until December 2006 based on its monthly payroll. Currently, the STF is judging the special appeal filed. There is a partially favorable decision that prevents the levy of the tax during the first three months. Among the related lawsuits we highlight the direct action of unconstitutionality (ADIN) No. 2,568, being judged by the STF. The injunction granted to this direct action of unconstitutionality declares the constitutionality of Supplementary Law No. 110/01, except for the heading of article 14, related to the ninety-day grace period before which the tax cannot be levied. Previous lower and appeal court decisions are uniform; accordingly, this position, which until now has been unfavorable to taxpayers, can be reversed.

(e) Lawsuit requesting the court to declare that the subsidiary Marisa Lojas is not legally bond to pay social security contribution on Christmas bonuses and to authorize the Company to offset the amount it considers unduly paid. Marisa Lojas made several escrow deposits and, currently, it is regularly paying the 13th salary, however, the deposit period is still under discussion. As of June 30, 2007, the Company is awaiting the judgment of the lawsuit by a lower court. Previous court decisions, including by the STF, are unfavorable, although there were no lower court decisions; accordingly, the likelihood of an unfavorable outcome is probable.

(f) Lawsuit filed against the Rio de Janeiro State Government to have the unconstitutionality of the Poverty Alleviation Fund - Law No. 4,056/02 declared. After the claim was dismissed by the Rio Janeiro Justice Court (TJRJ), an extraordinary appeal was filed, which is awaiting judgment, and a special appeal has been definitely dismissed. The subsidiary Marisa Lojas makes a monthly escrow deposit of the ICMS difference calculated in this State; accordingly, the likelihood of an unfavorable outcome is probable.

(g) Lawsuit filed under No. 2004.61.00.019379-9 is challenging the increase in the social contribution tax basis, when approved based on deemed income. This lawsuit challenges paragraph 62, which sets forth the amounts calculated on the tax basis difference, increasing it from 12% to 32%. The subsidiaries TCM and Primos make a monthly escrow deposit of these amounts. Lawsuits are filed with the 17th Federal Court, and there is no consensual understanding on this matter; accordingly, the likelihood of an unfavorable outcome is probable because of the arguments presented.

(h) As of June 30, 2007, the Company's subsidiaries are parties to 648 labor lawsuits filed by former employees and third parties demanding the payment of severance pay, salary premiums, overtime, and amounts payable due to joint liability.

(i) As of June 30, 2007, the Company's subsidiaries are parties to 1,868 civil lawsuits and administrative proceedings, filed with civil courts, special civil courts and the consumer protection agency PROCON by consumers, suppliers, and former employees, most of which claiming indemnities.

As of June 30, 2007, the Company's subsidiaries are parties to other lawsuits, for which the likelihood of loss, according to the analysis of their legal counsel, is possible, in the approximate amount of R$24,108 (R$32,332 as of June 30, 2006), and for which the Company's management, supported by the opinion of its legal counsel, understands that the recognition of a provision for loss is not necessary.

19. TAXES IN INSTALLMENTS

Law 10,684, of May 30, 2003, provides for, among other issues, the tax debt refinancing program (PAES) that allows the payment of tax debts to the Federal Revenue Service, the National Treasury Attorney General, and National Institute of Social Security (INSS) in installments. In July 2003, the subsidiary Marisa Lojas decided to include in this program some tax debts that were discussed in courts. In the six-month period of 2007, the amount of R$242 (R$229 in June 2006) was amortized, presenting a debit balance of R$2,932 (R$3,248 in June 2006) (R$1,832 - principal, R$220 - fine and R$880 - interest) at the end of the six-month period, and the amounts of R$489 (R$464 in June 2006) and R$2,443 (R$2,784 in June 2006) were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP, with final maturity in 2013.

Additionally, on September 1, 2006 the subsidiary Marisa Lojas requested the payment in installments of the income tax deficiency notice raised on alleged undue offset of 1997-1999 tax loss carryforwards, and the recognition of a tax credit because of an alleged failure to add to net income for the abovementioned periods in the determination of taxable income of gains earned abroad by a subsidiary and remitted to Brazil. This payment was divided into 59 monthly installments. In the six-month period, the amount of R$1,239 was amortized, presenting a debit balance of R$10,733 (R$2,951 - principal, R$2,213 - fine and - R$5,569 interest) at the end of the six-month period, and the amounts of R$2,525 and R$8,208 were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP, with final maturity in 2011.

The regular payment of taxes and other obligations is mandatory to maintain the payment terms and conditions of this program.

These payments in installments are recorded under the caption "Reserve for contingencies".

Installments in noncurrent liabilities as of June 30, 2007 and 2006 mature as follows:

	Consolidated 06/30/2007	Combined 06/30/2006
2008	—	464
2009	3,014	464
2010	3,014	464
2011	3,014	464
2012	1,122	464
2013	487	464
	10,651	2,784

Had this subsidiary recognized its financial liabilities at fair value, it would have recognized a gain before income and social contribution taxes of R$1,668 as of June 30, 2007, as shown below:

	Carrying amount	Fair value	Gain
Taxes in installments	13,665	11,997	1,668

20. SHAREHOLDERS' EQUITY

Subscribed and paid-up capital as of June 30, 2007 is R$44,634, represented by 44,634,410 common shares without par value and with voting rights at the Shareholders' Meetings as follows:

a) Capital

	Number of shares	Ownership interest %
Begoldi Comércio, Participação e Administração S.A.	33,401,633	74.83
Flin Participações Ltda.	8,652,777	19.38
Other shareholders resident in Brazil	2,580,000	5.79
	44,634,410	100.00

The Company is authorized to increase its capital up to the limit of 150,000,000 common shares without par value.

On June 29, 2007, Flin Participações Ltda. became a shareholder of the Company through the transfer of 8,652,777 common shares held by the individual shareholders resident in Brazil, corresponding to 19.38% of the Company's voting capital, in an increase of Flin Participações Ltda's capital. b) The reconciliation of the combined shareholders' equity and accumulated income (loss) combined with the related shareholders' equity and income (loss) of the individual Companies, as of June 30, 2006, is as follows:

	Shareholders' equity
Marisa Lojas Varejistas Ltda.	199,967
Fix Participações Ltda.	11,626
Due Mille Participações Ltda.	2,898
	214,491

	Loss for the six-month period
Marisa Lojas Varejistas Ltda.	(36,294)
Fix Participações Ltda.	15,223
Due Mille Participações Ltda.	2,874
	(18,197)
Unrealized profits on inventories(*)	(8,910)
Combined loss	(27,107)

(*) Refers to adjustments to unrealized profits on inventories (net of taxes) of Marisa Lojas arising from transactions with the Group's wholesales companies (SPEs), which have been eliminated in the caption "Minority interest", as the Company has no ownership interest in these companies.

c) Allocation of net income

In accordance with the Company's by-laws, shareholders are entitled to a mandatory minimum dividend of 25% of net income with the following adjustments: (i) addition of the amounts arising from the reversal, in the six-month period, of previously recognized reserves for contingencies; (ii) reduction of the amounts allocated, in the six-month period, to the legal reserve and reserves for contingencies; and (iii) whenever the amount of the mandatory minimum dividend exceeds the realized portion of net income for the six-month period, Management may propose, and the Shareholders' Meeting may approve, the allocation of the exceeding amount to the unrealized profit reserve (article 197 of Brazilian Corporate Law).

d) Legal reserve

As of June 30, 2007, the Company recognized a legal reserve in the amount of R$1,866 as provided for in article 193 of the Brazilian Corporate Law.

e) Stock option plan

On April 25, 2007, the Company's Board of Directors established a stock option plan, through a Stock Option Agreement, appointing eligible employees in power positions and highly qualified contractors of the Company or its subsidiaries in order to align the interests and goals of these individuals with strategies and results expected by the Company. The option may be partially or totally exercised during the period defined in the Stock Option Agreement according to the plan's effective period. Under the plan, on April 25, 2007 the total number of common shares underlying the options that can be granted was 892,688 common shares of authorized capital stock, and they cannot exceed 2% of the total number of common shares issued by the Company at any time during the plan's effective plan. Under the plan, all shares acquired with the exercise of vested options shall have the same rights and advantages granted to the common shares issued by the Company.

The exercise price of the options will be equivalent to the average market price of the Company's common shares in the last five trading sessions of the São Paulo Stock Exchange (BOVESPA) prior to the date of the Stock Option Agreement, and the Board of Directors can, at its sole discretion, apply a discount on this price, as determined for each specific case. The exercise price established in the Stock Option Agreement will be monetarily adjusted based on the IPCA (Extended Consumer Price Index) variation for the period between the date of the Stock Option Agreement and the subscription date.

Until the date of this report, no stock options had been granted or exercised; accordingly, no effects were produced on the statement of operations or shareholders' equity.

The exercise of all of these options would generate a dilution in relation to the number of Company's shares of approximately 2%.

21. OTHER OPERATING INCOME (EXPENSES)

For a better understanding of the performance and contribution of Cartão Marisa financial services to the Company's results, we present below the breakdown of other operating income (expenses), net.

	Consolidated 06/30/2007	Combined 06/30/2006
Result from financial services:		
Income from financial services	64,061	34,824
Expenses on financial services	(14,772)	(4,029)
Losses on receivables, net	(53,426)	(15,449)
	(4,137)	15,346
Other operating income (expenses):		
Recorded reserves	(4,396)	(10,289)
Tax credits	6,123	4,452
Recovered expenses	8,129	1,579
Other	(713)	(903)
	9,143	(5,161)
	5,006	10,185

22. FINANCIAL (EXPENSES) INCOME

	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
Financial expenses:			
Loss on variable-income investments	—	(35,885)	(47,551)
Interest	—	(22,340)	(12,753)
CPMF (tax on banking transactions)	(24)	(4,223)	(3,773)
Banking expenses	—	(2,358)	(1,462)
Monetary loss	—	(2,862)	(13,836)
Adjustment to present value	—	(4,246)	(3,573)
Other	—	(2,578)	(1,744)
	(24)	(74,492)	(84,692)
Financial income:			
Temporary cash investments	65	34,323	33,375
Monetary gain	—	533	287
Adjustment to present value	—	4,383	6,687
Other	—	1,331	882
	65	40,570	41,231

23. OTHER NON OPERATING INCOME (EXPENSES)

	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
Nonoperating income:			
Gains on investments	5	1,511	6,682
Other	—	582	244
	5	2,093	6,926
Nonoperating expenses:			
Losses on investments	(2,379)	(2,398)	(2,615)
Other	—	(2)	(159)
	(2,379)	(2,400)	(2,774)
	(2,374)	(307)	4,152

Gains (losses) on investments refer to the percentage variation in investments made in subsidiaries during the six-month periods.

24. FINANCIAL INSTRUMENTS

The Company's subsidiaries carry out transactions involving the usual financial instruments described below. There were no material differences between the estimated fair values of financial instruments, assets and liabilities, of subsidiaries as of June 30, 2007 and 2006 recorded in balance sheet accounts, and their carrying amounts.

a) Credit risk

The sales and credit policies of the subsidiaries are subject to the credit policies established by their Management and are intended to minimize possible problems with the default of customers. This goal is attained by the subsidiaries' Management through a careful selection of customer portfolio, which considers their ability to pay (credit rating) and diversification of their operations (risk dilution). The subsidiaries recognized an allowance for doubtful accounts in the amount of R$30,504 as of June 2007 (R$19,809 as of June 30, 2006) to cover credit risks.

b) Loans and financing in foreign currency

There are amounts payable denominated in foreign currency, which are thus exposed to exchange risks. As of June 30, 2007 and 2006, the subsidiaries had financial instruments to hedge these liabilities denominated in foreign currency. The main balances denominated in foreign currency refer to loans and financing and are mentioned in note 15. The exchange gain or loss as of June 30, 2007 and 2006 is recorded in current assets or liabilities.

c) Fair value of financial instruments

The fair value of cash and cash equivalents (cash, banks, temporary cash investments and marketable securities), trade accounts receivable and current liabilities approximates their carrying amount, as the maturity of a significant portion of these balances occurs close to the balance sheet date. Loans and financing are monetarily adjusted based on inflation indices and variable interest rates due to market conditions and, therefore, the debt balance as of the balance sheet dates approximates the fair value.

d) Concentration of risk

Financial instruments that potentially subject the subsidiaries to concentration of credit risk consist mainly of bank accounts, temporary cash investments and trade accounts receivable, mainly related to transactions carried out with the subsidiary Credi-21. The balance of accounts receivables is distributed among the credit card companies. As of June 30, 2007, transactions with Credi-21 account for approximately 94% (93% as of June 30, 2006) of total credit card sales transactions. The total balance of trade accounts receivable is denominated in Brazilian reais.

e) Interest rate

The Company's subsidiaries are exposed to normal market risks arising from changes in interest rates on its long-term obligations.

f) Future commitments

As of June 30, 2007 and 2006, the subsidiaries had lease agreements entered into with related companies and third parties. The lease amount of the real estate properties of related companies is always the higher of: (i) the amount equivalent to 3.65% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to related companies, of R$1,198. These lease agreements are effective for five years and can be contractually and automatically renewed for up to two five-year periods. The lease amount of the real estate properties of third parties is always the higher of: (i) the amount equivalent to 3% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to third parties, of R$2,279. These lease agreements are effective for five to fifteen years, and can be renewed.

25. INSURANCE COVERAGE (UNAUDITED)

The Company's subsidiaries have an insurance policy that considers mainly risk concentration and its materiality, contracted at amounts considered sufficient by Management according to the type of their activities and advice of the insurance brokers.

As of June 30, 2007 and 2006, insurance coverage is as follows:

	Consolidated 06/30/2007	Combined 06/30/2006
Civil liability	1,000	1,000
Sundry risks - inventories and property and equipment	44,200	44,200
National and international transportation	2,500	2,500
Vehicles	728	728
	48,428	48,428

26. SUBSEQUENT EVENTS

a) Extension of loan maturity dates

Loans that had their maturity dates extended are as follows:

	Principal	Charges	Maturity date of the agreement	Date of the amendment
Banco Bradesco	3,900	Interest of 108.5% of CDI	July 2007	January 2008
Banco Safra - loan	48,500	Interest of 2% p.a. + CDI	July 2007	August 2007

b) Settled loans

In July 2007, we settled a total amount of R$79,960 related to working capital agreements with Banco Alfa - R$2,000 and Banco Credit Suisse - R$77,960. For the settlement of these loans we redeemed approximately R$81,723 from the investment in Austrian Bonds (see note 6).

c) Payment of dividends

The Annual Shareholders' Meeting held on July 26, 2007 approved the payment of dividends to the Company's shareholders that held shares on that date. Dividends amounting to R$35,362 (R$0.792 per share) were calculated based on retained earnings for the six-month period ended June 30, 2007, less the amount to be allocated to the legal reserve, as provided for in the Company's by-laws, and corresponded to 94.7% of net income for the six-month period then ended. Said dividends will be fully paid to shareholders by October 10 of the current year (see note 11).

d) Covenants

On July 31, 2007, the Company's subsidiaries obtained a waiver from Banco Credit Suisse of the rights to demand the immediate or accelerated payment of the amounts due on that date until February 28, 2008. With respect to the payment of dividends, the subsidiaries obtained a waiver, exempting them from the limit for the payment of dividends.

27. RESTATEMENT OF THE FINANCIAL STATEMENTS

On August 24, 2007, the Company's Management decided to voluntarily restate the financial statements to reflect the changes in the consolidated and combined statements of cash flows for the six-month periods ended June 30, 2007 and 2006.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA S.A. AND SUBSIDIARIES AND MARISA GROUP COMPANIES

STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 AND COMBINED STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006

(In thousands of Brazilian reais - R$)

	Company 06/30/2007	Consolidated 06/30/2007	Combined 06/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) after depreciation of spun-off property and equipment, equity in real estate companies and income from rental of spun-off property	37,331	37,331	(27,107)
Adjustments to reconcile net income (loss) to cash provided by operating activities before depreciation of spun-off property and equipment, equity in real estate companies and income from rental of spun-off property:			
Depreciation and amortization	—	16,856	9,708
Allowance for doubtful accounts	—	(53,426)	(15,449)
Equity in subsidiaries	(40,930)	—	—
Net book value of property and equipment written off	—	10,291	341
Write-off of investments	6,874	—	—
Minority interest	—	533	18,794
Financial charges and exchange variation on intercompany balances, loans and financing and taxes payable	—	137,397	30,284
Deferred income and social contribution taxes	—	(27,832)	(20,769)
Taxes in installments	—	(1,156)	(131)
Reserve for contingencies	—	4,584	27,626
	3,275	124,578	23,297
Adjustments to reconcile net income (loss) to cash provided by operating activities after depreciation of spun-off property and equipment, equity in real estate companies and income from rental of spun-off property:			
Depreciation of spun-off property and equipment	—	—	1,260
Equity in real estate companies	—	—	(2,090)
	3,275	124,578	22,467
Increase (decrease) in assets:			
Trade accounts receivable	—	(23,696)	16,654
Inventories	—	(45,824)	(19,193)
Recoverable taxes	(4)	(3,186)	822
Other receivables	400	(10,104)	(15,097)
Intercompany receivables	—	153	26,333
Increase (decrease) in liabilities:			
Trade accounts payable	—	12,663	(8,430)
Taxes payable	19	(36,632)	(19,607)
Accrued payroll and related charges	18	827	1,178
Intercompany payables	—	(778)	(20,838)
Income and social contribution taxes	2	2,223	(14,023)
Other payables	(446)	(372)	124
Net cash provided by (used in) operating activities	3,264	19,852	(29,610)
CASH FLOWS FROM INVESTING ACTIVITIES			
Marketable securities	—	30	(72,716)
Acquisition of investments in related companies	(2,320)	—	—
Acquisition of property and equipment and increase in deferred charges	—	(45,933)	(42,658)
Dividends received	—	—	2,709
Minority interest in shareholders' equity	—	(8)	260
Net cash provided by (used in) investing activities	(2,320)	(45,911)	(112,405)
CASH FLOWS FROM FINANCING ACTIVITIES			
Fund raising - loans and financing	—	358,895	359,135
Capital increase	3,319	3,319	—
Repayment of financing	—	(293,859)	(190,405)
Payment of dividends	—	(25,765)	(7,685)
Net cash provided by (used in) financing activities	3,319	42,590	161,045
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,263	16,531	19,030
CASH AND CASH EQUIVALENTS			
At beginning of period	27	145,780	60,550
At end of period	4,290	162,311	79,580
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,263	16,531	19,030

The accompanying notes are an integral part of these financial statements.

082-35796

12-31-06
AR/S

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Marisa Group Companies

Combined Financial Statements for the Years Ended December 31, 2006, 2005 and 2004 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906-São Paulo - SP
Brasil
Tel.: +55 (11) 5186-1000
Fax: +55(11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Marisa S.A.
São Paulo - SP

1. We have audited the accompanying combined balance sheets of the companies forming the Marisa Group, as described in note 4, (the "Companies") as of December 31, 2006, 2005 and 2004, and the related combined statements of operations, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Companies' management. The combined financial statements have been prepared based on the historical financial statements derived from the individual financial statements of the Companies mentioned in note 4, which were audited by us. These Companies are under common control and management. Our responsibility is to express an opinion on these combined financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Companies, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the combined financial statements referred to in paragraph 1 present fairly, in all material respects, the combined financial positions of the Companies mentioned in paragraph 1 as of December 31, 2006, 2005 and 2004, and the combined results of their operations, the combined changes in shareholders' equity, and the combined changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. The purpose of these combined financial statements is to present the combined financial statements of the Companies described in paragraph 4 as if Marisa S.A. had ownership interest in these Companies since January 1, 2004, as described in note 2. Accordingly, the combined financial statements have been prepared to present the combined financial positions of Marisa S.A. and the companies mentioned in paragraph 1, and the combined results of their operations, the combined changes in shareholders' equity, and the combined changes in their financial positions, as described in note 4, and do not necessarily represent the conditions that would exist or the results of their operations, the changes in shareholders' equity, and the changes in their financial positions if the operations of Marisa S.A. and subsidiaries were represented by the activities of the Companies listed herein.

5. Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements referred to in paragraph 1 taken as a whole. The accompanying combined statements of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial

statements in conformity with Brazilian accounting practices. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for the years ended December 31, 2006, 2005 2004 and taken as a whole.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 30, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

		Combined		
	Note	2006	2005	2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	5	186,089	60,550	33,862
Securities	6	81,901	3,432	1,232
Trade accounts receivable	7	388,907	241,821	153,654
Inventories	8	92,815	74,647	43,525
Recoverable taxes	9	16,099	11,104	1,539
Dividends receivable	11	—	1,242	—
Deferred income and social contribution taxes	10	6,610	—	—
Other receivables		10,157	6,675	6,180
Total current assets		781,978	399,471	239,992
NONCURRENT ASSETS				
Intercompany receivables	11	9,233	41,126	11,747
Deferred income and social contribution taxes	10	38,704	23,621	20,348
Other receivables		3,949	1,664	388
Investments (except in real estate companies)	12	2	2	2
Property and equipment (except spun-off portion)	13	144,330	52,647	37,870
Intangible assets	13	16,045	9,666	3,171
Deferred charges		1,507	633	262
Total noncurrent assets		213,770	129,359	73,788
Investment in real estate companies	12	13,115	60,163	54,697
Property and equipment (spun off)	13	16,357	39,246	43,270
TOTAL ASSETS		1,025,220	628,239	411,747
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Trade accounts payable	14	156,576	106,242	62,392
Intercompany payables	11	97,097	19,444	14
Loans and financing	15	341,556	120,195	55,794
Accrued payroll and related charges		18,762	11,134	8,967
Taxes payable	16	72,825	60,737	35,432
Dividends payable	11	25,871	3,704	—
Other payables		11,449	6,894	4,241
Total current liabilities		724,136	328,350	166,840
NONCURRENT LIABILITIES				
Loans and financing	15	176,453	5,328	4,108
Reserve for contingencies	18	76,631	50,423	40,737
Taxes in installments	19	11,806	2,915	2,732
Total noncurrent liabilities		264,890	58,666	47,577
MINORITY INTEREST		1,107	98	100
SHAREHOLDERS' EQUITY				
Capital		41,315	207,595	207,595
Treasury shares		—	(2,660)	(2,660)
Capital reserves		—	143	1
Revaluation reserves		—	50	52
Accumulated deficit		(6,228)	(3,432)	(7,758)
Total shareholders' equity		35,087	201,696	197,230
Funds for capital increase		—	39,429	—
Total shareholders' equity and funds for capital increase	20	35,087	241,125	197,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,025,220	628,239	411,747

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Note	Combined 2006	Combined 2005	Combined 2004
PRODUCT SALES REVENUE		1,258,954	948,053	701,747
REVENUE FROM SERVICES		40,435	29,605	19,576
GROSS OPERATING REVENUE		1,299,389	977,658	721,323
Sales deductions		(423,997)	(310,174)	(221,012)
NET OPERATING REVENUE		875,392	667,484	500,311
Cost of sales		(406,233)	(305,574)	(267,628)
Cost of services		(33,327)	(32,094)	(14,934)
GROSS PROFIT		435,832	329,816	217,749
OPERATING (EXPENSES) INCOME				
Selling expenses		(305,316)	(204,323)	(171,751)
General and administrative expenses		(69,871)	(57,230)	(47,469)
Other operating income (expenses)	21	(13,928)	(17,566)	597
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPERTY		46,717	50,697	(874)
FINANCIAL INCOME (EXPENSES)				
Financial expenses	22	(161,640)	(41,697)	(24,684)
Financial income	22	93,382	31,979	19,675
Exchange variation, net		5,125	408	126
INCOME (LOSS) FROM OPERATIONS BEFORE DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPERTY		(16,416)	41,387	(5,757)
NON OPERATING INCOME (EXPENSES), NET	23	5,406	5,332	(8,597)
INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPERTY		(11,010)	46,719	(14,354)
INCOME AND SOCIAL CONTRIBUTION TAXES				
Current	10	(18,396)	(22,810)	(10,227)
Deferred	10	22,007	3,539	5,343
NET INCOME (LOSS) BEFORE MINORITY INTEREST, DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPERTY		(7,399)	27,448	(19,238)
MINORITY INTEREST IN NET INCOME BEFORE DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPERTY		(56,391)	(18,428)	(312)
INCOME (LOSS) BEFORE DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPERTY		(63,790)	9,020	(19,550)
Equity in real estate companies		6,196	5,737	(18,530)
Depreciation of spun-off property and equipment		(1,625)	(2,684)	(3,361)
Revenue from rental of spun-off property		1,735	1,751	1,450
INCOME (LOSS) AFTER DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL SPUN-OFF PROPERTY		(57,484)	13,824	(39,991)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Note	Capital	Treasury shares	Capital reserve	Revaluation reserve	Retained earnings (accumulated deficit)	Total shareholders' equity	Funds capital increase	Total shareholders' and funds for capital increase
BALANCES AS OF DECEMBER 31, 2003 (UNAUDITED)		123,881	—	1	56	36,035	159,973	—	159,973
Prior year adjustments	2	—	—	—	—	(1,706)	(1,706)	—	(1,706)
2003 OPENING BALANCES (ADJUSTED AND UNAUDITED)		123,881	—	1	56	34,329	158,267	—	158,267
Capital contribution in cash		24,410	—	—	—	—	24,410	—	24,410
Capital contribution from of the assignment and transfer of other companies' shares		59,304					59,304	—	59,304
Realization of revaluation reserve		—	—	—	(4)	4	—	—	—
Acquisition of own shares		—	(2,660)	—	—	—	(2,660)	—	(2,660)
Payment of dividends						(2,100)	(2,100)		(2,100)
Loss after depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property		—	—	—	—	(39,991)	(39,991)	—	(39,991)
BALANCES AS OF DECEMBER 31, 2004		207,595	(2,660)	1	52	(7,758)	197,230	—	197,230
Advance for future capital increase		—	—	—	—	—	—	39,429	39,429
Realization of revaluation reserve		—	—	—	(2)	2	—	—	—
Negative goodwill on acquisition of own shares		—	—	142	—	—	142	—	142
Payment of dividends		—	—	—	—	(9,500)	(9,500)		(9,500)
Income after depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property		—	—	—	—	13,824	13,824	—	13,824
BALANCES AS OF DECEMBER 31, 2005		207,595	(2,660)	143	50	(3,432)	201,696	39,429	241,125
Capital contribution due to advance for future capital increase	20	39,429	—	—	—	—	39,429	(39,429)	—
Capital contribution from of the assignment and transfer of receivables from Credi-21 owned by Begoldi Comércio, Participação e Administração S.A.		22,514	—	—	—	—	22,514	—	22,514
Capital decrease due to the assignment and transfer of other companies' shares as of December 31, 2006	20	(95,285)	—	—	—	—	(95,285)	—	(95,285)
Capital decrease due to the assignment and transfer of receivables from Credi-21 Participações Ltda. to Begoldi Comércio, Participação e Administração S.A.	20	(22,514)	—	—	—	—	(22,514)	—	(22,514)
Capital decrease due to the assignment and transfer of receivables from Nix Administração e Participações Ltda.	20	(19,342)	—	—	—	—	(19,342)	—	(19,342)
Capital decrease in cash, in favor of Begoldi Comércio, Participação e Administração S.A.	20	(3,227)	—	—	—	—	(3,227)	—	(3,227)
Realization of revaluation reserve		—	—	—	(47)	47	—	—	—
Payment of dividends, net		—	—	—	—	(30,730)	(30,730)	—	(30,730)
Loss after depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property		—	—	—	—	(57,484)	(57,484)	—	(57,484)
Capital contribution in Marisa S.A. on August 15, 2006		30	—	—	—	—	30	—	30
Capital decrease by merger		(87,885)	2,660	(143)	(3)	85,371	—	—	—
BALANCES AS OF DECEMBER 31, 2006		41,315	—	—	—	(6,228)	35,087	—	35,087

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Note	Combined 2006	2005	2004
SOURCES OF FUNDS				
From operations:				
Funds from operations after depreciation of spun-off property and equipment, equity real estate companies and revenue from rental of spun-off property (see below)		159,332	63,080	(9,419)
Prior year adjustments affecting working capital		—	—	7,562
From shareholders:				
Treasury shares		—	—	(2,660)
Capital contribution		61,973	—	83,714
Advance for future capital increase		—	39,429	—
From operations		221,305	102,509	79,197
From third parties:				
Dividends paid by investees		1,467	1,405	—
Decrease in noncurrent assets - related parties		31,893	—	—
Decrease in noncurrent assets - escrow deposits		1,929	—	—
Transfer from noncurrent to current assets - deferred taxes		5,712	—	—
Increase in noncurrent liabilities - loans and financing		171,125	1,220	813
Increase in noncurrent liabilities - taxes payable		8,891	183	—
Minority interest		—	2	—
Other		—	—	492
Total sources		442,322	105,319	80,502
USES OF FUNDS				
Increase in noncurrent assets - deferred taxes		15,083	3,273	5,613
Increase in noncurrent assets - escrow deposits		—	4,608	5,458
Increase in noncurrent assets - related parties		—	29,379	—
Increase in noncurrent assets - other receivables		2,285	1,276	5,474
Investment acquisition		37,954	8,123	61,288
Additions to property and equipment		111,944	26,645	15,188
Additions to deferred charges		1,771	566	126
Additions to intangible assets	13	6,379	6,495	—
Decrease in noncurrent liabilities		8,891	183	5,240
Transfer from noncurrent to current liabilities	11	94,005	17,304	—
Capital decrease		140,368	—	—
Payment of dividends		35,912	9,500	2,100
Minority interest		1,009	(2)	—
Total uses		455,601	107,350	100,487
DECREASE IN WORKING CAPITAL		(13,279)	(2,031)	(19,985)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In thousands of Brazilian reais - R$) — (Continued)

	Note	Combined 2006	2005	2004
REPRESENTED BY				
Current assets:				
At beginning of year		399,471	239,992	324,843
At end of year		781,978	399,471	239,992
		382,507	159,479	(84,851)
Current liabilities:				
At beginning of year		328,350	166,840	231,706
At end of year		724,136	328,350	166,840
		(395,786)	(161,510)	64,866
DECREASE IN WORKING CAPITAL		(13,279)	(2,031)	(19,985)
STATEMENTS OF FUNDS PROVIDED BY OPERATIONS				
Income (loss) after depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property		(57,484)	13,824	(39,991)
Items not affecting working capital:				
Depreciation and amortization		21,158	12,063	9,461
Exchange and monetary variation, net, of noncurrent assets		5,998	151	3,799
Reserve for contingencies		18,991	14,924	3,834
Gains (losses) on investments in subsidiaries		5,272	5,403	(9,049)
Write-off of property and equipment		21,264	1,340	324
Write-off of investments		92,313	—	—
Minority interest		56,391	18,428	312
Total funds from operations before http://tpb.tracker.thepiratebay.org depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property		163,903	66,133	(31,310)
Equity in subsidiaries, net of dividends received from real estate companies		(6,196)	(5,737)	18,530
Depreciation of spun-off property and equipment		1,625	2,684	3,361
Total funds from operations after depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property		159,332	63,080	(9,419)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

COMBINE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Note	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) after depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property		(57,484)	13,824	(39,991)
Adjustments to reconcile net income (loss) to cash provided for by operating activities before depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property:				
Depreciation and amortization		21,158	12,063	9,461
Allowance for doubtful accounts		14,094	8,524	30,387
Loss on investments		5,272	5,403	(9,049)
Net book value of property and equipment written off		21,264	1,340	324
Write-off of investments		92,313	—	—
Minority interest		56,391	18,428	312
Securities transactions		6,734	186	1,909
Financial charges and exchange variation on intercompany balances, financing, loans and taxes payable		63,988	13,997	11,633
Deferred income and social contribution taxes		22,007	3,539	5,343
Taxes in installments		12,102	—	3,400
Reserve for contingencies		18,991	14,924	3,834
		276,830	92,228	17,563
Adjustments to reconcile net income (loss) to cash provided for by operating activities after depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property:				
Depreciation of spun-off property and equipment		1,625	2,684	3,361
Equity in real estate companies		(6,196)	(5,737)	18,530
		272,259	89,175	39,454
INCREASE (DECREASE) IN ASSETS				
Current assets:				
Trade accounts receivable		(146,486)	(88,167)	(50,607)
Inventories		(18,168)	(31,122)	(12,983)
Recoverable taxes		(4,995)	(9,565)	(675)
Dividends receivable		1,242	(1,242)	—
Deferred income and social contribution taxes		(6,610)	—	—
Other receivables		(3,482)	(495)	(2,341)
Noncurrent assets:				
Intercompany receivables		31,893	(29,379)	19,611
Deferred income and social contribution taxes		(15,083)	(3,273)	—
Other receivables		(2,285)	(1,276)	(8,016)
Escrow deposits		1,929	(4,608)	(5,458)
INCREASE (DECREASE) IN LIABILITIES				
Current liabilities:				
Trade accounts payable		50,334	43,850	5,436
Intercompany receivables		77,653	19,430	14
Accrued payroll and related charges		7,628	2,167	536
Taxes payable		12,088	25,305	19,421
Dividends payable		22,167	3,704	—
Other payables		4,555	2,653	1,455
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		284,639	17,157	5,847

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

COMBINE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$) — (Continued)

	Note	2006	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES				
Temporary cash investments	5	(111,168)	(17,528)	4,494
Securities	6	(78,469)	(2,200)	(1,909)
Acquisition of investments in related companies		(41,286)	(1,250)	(77,038)
Additions to property and equipment		(111,944)	(26,645)	(15,188)
Additions to deferred charges		(1,771)	(566)	(126)
Additions to intangible assets		(6,379)	(6,495)	—
Dividends received		1,467	1,405	—
NET CASH USED IN INVESTING ACTIVITIES		(349,550)	(53,279)	(89,767)
CASH FLOWS FROM FINANCING ACTIVITIES				
Fund raising - loans and financing		953,717	459,122	267,033
Decrease in loans and financing		(725,222)	(387,414)	(221,150)
Decrease in taxes in installments		1,064	460	448
Capital increase		30	—	24,410
Treasury shares		—	—	2,660
Negative goodwill on acquisition of own shares		—	142	—
Capital decrease		(3,227)	—	—
Payment of dividends		(35,912)	(9,500)	(2,100)
CASH PROVIDED BY FINANCING ACTIVITIES		190,450	62,810	71,301
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		125,539	26,688	(12,619)
CASH AND CASH EQUIVALENTS				
Beginning balance		60,550	33,862	46,481
Ending balance		186,089	60,550	33,862
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		125,539	26,688	(12,619)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MARISA GROUP COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

1. OPERATIONS

Marisa S.A. (the "Company") was incorporated on August 15, 2006 to be the holding company of the following companies: Marisa Lojas Varejistas Ltda., Fix Participações Ltda. and subsidiaries, and Due Mille Participações Ltda. (collectively the "Companies"). As shown in note 20, the Minutes of the Extraordinary Shareholders' Meeting that increased the capital of the Company through the assignment and transfer of the subsidiaries' ownership interests, at book value based on an appraisal report issued by an independent expert, were approved.

These group of companies, of which the Company is the controlling shareholder, are engaged in the retail of clothing in general and other department store products, management of own credit cards (Private Label type), and logistics.

The Companies have converging interests and by centralizing their management in the Company renders them more efficient to attain their business purposes, and streamlines decision making.

The Company holds ownership interests in the direct and indirect subsidiaries shown in note 4 to the financial statements, the corporate purposes of which are as follows:

1.1. Marisa Lojas Varejistas Ltda. ("Marisa Lojas") - mainly engaged in the retail of clothing in general and other department store products. In addition to these operations, Marisa Lojas also engages in the import of merchandise and the sale of products over the Internet.

Tax incentives

ICMS (state VAT)

Marisa Lojas benefits from incentives granted by the Pernambuco State Development Program (PRODEPE), for an indefinite period of time, as deemed tax credits equal to 3% of the amount of all state shipments made by the distribution center located in Jaboatão dos Guararapes, PE. The benefit of these incentives is recorded in the statement of income under caption "Other operating income (expenses)".

Marisa Lojas benefits from a special system agreed with the Goiás State Finance Department, under an agreement entered into with this State (TARE No. 014/2003 - GSF) granted for an indefinite period of time, as a granted tax credit equal to 3% of the amount of all interstate footwear, fabric, clothing, and bed, table and bath linens shipments for sale, production or manufacturing made by the distribution center located in Goiânia, GO. The benefit of these incentives is recorded in the statement of income under caption "Other operating income (expenses)".

1.2. Due Mille Participações Ltda. ("Due Mille") - mainly engaged in providing any type of product handling, stowage, loading and unloading services, general management of product distribution centers, and clothe hanging and hanger logistics.

1.3. Fix Participações Ltda. ("Fix") - operates as a holding company by investing in other companies in charge of managing an own credit card called "Cartão Marisa".

Currently, Fix has the following direct and indirect subsidiaries:

1.3.1. Credi-21 Participações Ltda. ("Credi-21") - started its operations on November 9, 1999 and is mainly engaged in managing an own credit card called "Cartão Marisa" and holding ownership interests in other companies. Sales with this card, as of December 31, 2006, 2005 and 2004 represented approximately 66%, 62% and 52% of Marisa Lojas sales, respectively.

1.3.1.1. Primos Participações Ltda. ("Primos") - established on February 25, 2000, is mainly engaged in managing the purchase of personal insurance by holders of the "Cartão Marisa" cards from insurers.

1.3.1.2. TCM Participações Ltda. ("TCM") - founded on April 14, 2004, it is mainly engaged in providing collection, credit advisory, and "Cartões Marisa" collection portfolio management services.

1.3.1.3. THF Serviços de Processamento de Dados Ltda. ("THF") - established on March 16, 2005, it is mainly engaged in printing and mailing the "Cartão Marisa" bills.

1.4. The Company also holds ownership interest in Special Purpose Entities (SPEs):

1.4.1. Actio Participações Ltda. ("Actio"), established on February 12, 1999, it is engaged in providing processing services of the own credit card "Cartão Marisa" data and leasing assets to affiliated and third parties.

1.4.2. Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Athol"), Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Lógica"), Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Racional"), Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Ativa"), Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Fax"), and Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Transfer"), which are mainly engaged in the wholesale of clothing and notions in general, and may also import or export this merchandise, and hold interests in other companies, as partner or shareholder.

2. PRESENTATION OF FINANCIAL STATEMENTS

The combined financial statements are the responsibility of the Management of the Companies and the affiliates that are under common control and management, and have been prepared in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM). These financial statements reflect the changes introduced by the following accounting standards: Accounting Standard and Procedure 27 (NPC 27), "Presentation and Disclosures", and Accounting Standard and Procedure 22 (NPC 22) "Provisions, Liabilities, Contingent Liabilities and Contingent Assets", both issued by the Brazilian Institute of Independent Auditors (IBRACON) on October 3, 2005, and approved by CVM Resolutions No. 488 and 489, respectively, on the same date.

Because of the intention to go public, the Management of the Companies is presenting the combined financial statements for the years ended December 31, 2006, 2005, and 2004 as if the shareholders of the affiliates that are under common control and management had contributed their interests in investees to the Company's capital since January 1, 2004, which occurred in December 2006, as proposed and approved at the shareholders' meeting. Some adjustments have been made to the year ended December 31, 2003, arising from the effects of the change in accounting practice and the correction of errors in prior years. The effects of these adjustments are being retrospectively reflected in these financial statements under the caption "Prior year adjustments". A summary of the effects is as follows:

	Credi-21	Marisa Lojas	Combined
Adjustment to trade accounts receivable(a)	10,329	—	10,329
Write-off of recoverable taxes(b)	(2,056)	—	(2,056)
Recognition of reserve for contingencies	—	(6,519)	(6,519)
Recognition of allowance for inventory losses	—	(520)	(520)
Other	(2,980)	40	(2,940)
	5,293	(6,999)	(1,706)

(a) Refers to trade accounts receivable incorrectly written off and receivables under settlement in prior years.

(b) Refers to the reversal of recoverable taxes considered unrealizable by Management, such as INSS (social security contribution), IRRF (Withholding Income Tax), PIS (tax on revenue), and IRPJ (Corporate Income Tax).

This information is presented solely for purposes of additional analyses to Management and is not necessarily indicative of future results.

The combined financial statements do not represent the financial statements of a legal entity on a stand-alone basis.

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Results of operations

Income and expenses are recorded on the accrual basis.

Resale revenue and costs is recorded when the merchandise is delivered to the customer and credit card service revenue is recorded when the service is provided. Revenue from services is recognized in income when rendered.

b) Accounting estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other transactions. Accordingly, the financial statements include several estimates related to adjustments to present value, allowance for doubtful accounts, allowance for inventory losses, useful lives of property and equipment and required reserves for contingent liabilities, to calculate projections to determine the impairment of fixed assets, deferred charges, and deferred income tax assets, as well as to determine the provision for income tax. Since the Company's judgment involves estimates related to the likelihood of future events, actual results could differ from those estimates.

c) Cash and cash equivalents

Represented by highly liquid investments, with maturities of up to 90 days, stated at cost plus income earned to balance sheet dates and, when applicable, adjusted to their equivalent fair value.

d) Securities

Represented by investments in equity of other companies purchased to be actively and frequently traded. They are stated at cost, plus income earned, and are adjusted to fair value on balance sheet dates, with unrealized gains and losses included in income for the year.

e) Allowance for doubtful accounts

Recorded based on an analysis of risks on realization of receivables, in an amount considered sufficient to cover potential losses.

f) Inventories

Stated at average cost of acquisition, adjusted to fair value and possible impairment, when applicable.

g) Investments

Represented by indirect investments in real estate companies, through Actio Participações Ltda. (EPE), accounted for under the equity method, as shown in note 12.

h) Property and equipment

Stated at acquisition or construction cost, less accumulated depreciation. Depreciation is calculated under the straight-line method, at rates based on the estimated useful lives of the assets, as shown in note 13.

i) Other current and noncurrent assets

Stated at net realizable value.

j) Current and noncurrent liabilities

Stated at known or estimated amounts, plus, if applicable, related charges and monetary and exchange variations incurred through the balance sheet dates.

k) Foreign currency-denominated amounts subject to exchange variation

Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian reais at the exchange rates prevailing at the balance sheet dates.

l) Income and social contribution taxes

The provision for income tax was recorded by the companies Marisa Lojas and Credi-21 at the rate of 15% plus a 10% surtax on taxable income exceeding R$240. Social contribution tax was calculated at the rate of 9% on taxable income. Deferred income and social contribution taxes recorded in current and noncurrent assets are derived from temporarily nondeductible expenses. Additionally, deferred income and social contribution taxes for tax loss carryforwards were recognized.

Pursuant to CVM Resolution No. 273/98 and CVM Instruction No. 371/02, deferred taxes are recorded at realizable values. The details are disclosed in note 10.

For the companies Fix, Primos, TCM, TEF, Due Mille, Actio, Athol, Lógica, Racional, Ativa, Fax and Transfer income and social contribution taxes are calculated under the criteria established by prevailing tax legislation, using the deemed income taxation regime.

m) Loans and financing

Adjusted based on interest, monetary and exchange variations and financial charges incurred through the balance sheet dates, as established in contracts and shown in note 15.

n) Reserve for contingencies

Monetarily adjusted through the balance sheet dates, by the probable amount of loss, according to the nature of each contingency and based on the opinion of the Companies' legal counsel. The basis and nature of the reserve for contingencies are described in note 18.

o) Derivatives

Recorded on the accrual basis. Gains earned and losses incurred as a result of these contracts are recognized as adjustments to financial income and expenses.

p) Financial income and expenses

Financial income and expenses basically include interest on loans, net of interest receivable on cash investments, monetary variation and exchange gains and losses, discounts granted by suppliers on prepayment of trade notes, and gains and losses on derivatives, recognized in the statements of operations on the accrual basis.

q) Adjustments to present value

Purchase and sales transactions in fixed installments have been brought to their present value because of their maturities, using the average rate of financial charges incurred by the Companies on the funds raised, both for customers and suppliers.

The recognition of the adjustment to present value of purchases is made under captions "Trade accounts payable" and "Inventories" (note 8) and its reversal is made against the caption "Financial income" (note 22), due to maturity, in the case of trade accounts payable, and realization of inventories in relation to the amounts recorded. The adjustment to present value of sales in installments has a corresponding entry in the caption "Trade accounts receivable" (note 7) and realization is recorded as financial income (note 22) after maturity.

4. COMBINATION CRITERIA

The combined financial statements have been prepared in accordance with the consolidation criteria set forth by Brazilian accounting practices and CVM regulations, and include the financial statements of the Company and its direct subsidiaries and SPEs, comprising the Marisa Group companies, consisting of the following companies:

	% ownership interest		
	2006	2005(b)	2004(b)
Marisa Lojas Varejistas Ltda.	99.99	99.99	99.99
Due Mille Participações Ltda.	99.98	99.97	99.97
Fix Participações Ltda.	95.59	92.82	100.00
Credi-21 Participações Ltda.(a)	95.59	92.80	99.95
Primos Participações Ltda.(a)	91.84	92.45	99.60
TCM Participações Ltda.(a)	95.00	92.81	99.99
TEF Serviços de Processamento de Dados Ltda.(a)	90.18	87.57	—

(a) Indirect subsidiaries

(b) The ownership interest percentages in these years are presented only for comparative purposes, since in theses years ownership was held by other companies or individuals.

SPEs (*)

Actio Participações Ltda.
Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.

(*) In substance considering their relationship with Marisa Lojas, the operations of the SPEs, are indirectly controlled by the Company, and the entire equity of these entities is held by Begoldi Comércio, Participação e Administração S.A.

The results of the operations of the SPEs, which are engaged is providing "Cartão Marisa" data processing services and the wholesale of clothing and notions in general, are directly or indirectly impacted by Marisa Lojas and have therefore been included in the combined financial statements, as established by CVM Instruction No. 408/04.

In the preparation of the combined financial statements, financial statements as of the same dates and consistent with the accounting practices described in note 3 were used. Intercompany balances, transactions and investments have been eliminated. The minority interest in the companies controlled by the Company has been separately disclosed. The net equity balances of the SPEs have been recorded as payables to the holding company Begoldi Comércio, Participação e Administração S.A. in current liabilities, as shown in item (b) of note 11, since the Company has no direct ownership interest in these SPEs. The classification was maintained in current liabilities because of their nature.

5. CASH AND CASH EQUIVALENTS

	2006	2005	2004
Cash	6,755	4,284	2,540
Banks(a)	23,289	11,389	3,973
Temporary cash investments(b)	156,045	44,877	27,349
	186,089	60,550	33,862

(a) See note 15, guarantees on loans and financing.

(b) As of December 31, 2006, 2005 and 2004, the balance of "Temporary cash investments" is as follows:

	Yield in 2006 - %	2006	2005	2004
Flowers Multimercado - Calyon(i)	20.07	122,746	18,162	13,342
Fox - FIA(ii)	34.01	15,167	11,547	8,634
Credit Suisse - portfolio(iii)	15.64	7,487	—	—
Other	—	10,645	15,168	5,373
		156,045	44,877	27,349

(i) Refers to 25,389,050 shares held as of December 31, 2006 (4,510,750 in 2005 and 3,984,236 in 2004) in a financial investment fund, consisting of shares in several other balanced and equity funds, managed by Crédit Agricole Private Capital Management, recorded at fair value. At the yearend, the fund invested 77% in fixed income, basically in Certificates of Bank Deposit (CDBs), Domestic Supply (DI) - Future and National Treasury Notes (NTN-B), and 23% in variable income, consisting of US dollar, euro, options and shares.

(ii) Refers to 6,662 shares held as of December 31, 2006 (6,684 in 2005 and 4,998 in 2004) in other companies' investment funds, managed by Banco Itaú S.A., recorded at fair value, where approximately 28% concentrate in investments in the companies Bradespar S.A., Banco Bradesco S.A., Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas, and Petróleo Brasileiro S.A. - Petrobras. The remaining shares are diluted among approximately 30 public companies, none of which exceeding 6% of the total fund.

(iii) Refers to 823,213 shares held as of December 31, 2006 in a financial investment fund, consisting of 84% invested in National Treasury bills (LTN) and 16% in other government securities.

6. SECURITIES

	Yield in the year - %	2006	2005	2004
Austrian bonds(*)	91.20 of CDI	77,298	—	—
Options market		—	1,892	1,232
Other companies' equity:				
Companhia Vale do Rio Doce S.A.		1,349	941	—
Banco Unibanco S.A.		492	—	—
Petróleo Brasileiro S.A. - Petrobras		721	408	—
Siderúrgica Nacional S.A.		480	—	—
Other equity		1,561	191	—
		4,603	1,540	—
		81,901	3,432	1,232

(*) Refers to Austrian public debt securities, adjusted based on 91.20% of the interbank deposit rate (CDI) as of December 31, 2006. On January 13, 2006, Marisa Lojas acquired Austrian government bonds, the so-called

"Austrian Bonds", with maturity on July 11, 2007. These bonds are issued by state companies, all owned by the Austrian Government, to raise funds for their projects. Specifically in this transaction, Marisa Lojas acquired bonds issued by an Austrian federal highway called OeBB Infrastruktur Bau AG.

7. TRADE ACCOUNTS RECEIVABLE

	2006	2005	2004
Trade accounts receivable - Cartão Marisa:			
Current:			
From 211 to 240 days	13,450	—	—
From 181 to 210 days	27,740	3,089	2,808
From 151 to 180 days	30,908	5,855	5,323
From 121 to 150 days	40,317	13,497	12,270
From 91 to 120 days	46,986	18,143	16,494
From 61 to 90 days	61,784	24,035	21,850
From 31 to 60 days	46,056	30,198	27,453
Up to 30 days	16,912	51,328	44,873
	2006	2005	2004
Past-due:			
Up to 30 days	72,104	59,187	4,431
From 31 to 60 days	9,294	7,629	2,923
From 61 to 90 days	8,068	6,623	1,246
From 91 to 120 days	8,890	7,297	743
From 121 to 150 days	7,961	6,535	584
From 151 to 180 days	8,697	7,139	689
	399,167	240,555	141,687
Credit card companies - third parties	29,667	25,356	21,360
Other receivables	1,997	1,064	5,292
Allowance for doubtful accounts	(34,950)	(20,856)	(12,332)
Adjustment to present value	(7,574)	(4,298)	(2,353)
	388,307	241,821	153,654

8. INVENTORIES

	2006	2005	2004
Goods for resale	101,445	80,640	47,206
Adjustment to present value	(1,252)	(1,075)	(644)
Allowances for inventory losses	(7,378)	(4,918)	(3,037)
	92,815	74,647	43,525

9. RECOVERABLE TAXES

	2006	2005	2004
Income tax	9,329	8,192	584
COFINS (tax on revenue)	146	192	574
PIS (tax on revenue)	26	53	194
Recoverable ICMS (state VAT)	6,171	1,558	84
CSLL (social contribution on net income)	386	1,067	88
Other	41	42	15
Current assets	16,099	11,104	1,539
Recoverable ICMS (state VAT)	1,940	796	388
COFINS	1,488	694	—
PIS	353	174	—
Noncurrent assets(*)	3,781	1,664	388

(*) Balances stated in combined noncurrent assets are recorded under the caption "Other receivables".

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

	2006		2005		2004	
	IRPJ	CSLL	IRPJ	CSLL	IRPJ	CSLL
Noncurrent:						
Tax contingencies	67,085	67,085	51,801	51,801	40,088	40,088
Labor contingencies	10,881	10,881	11,611	11,611	7,875	7,875
Civil contingencies	6,226	6,226	439	439	3,712	3,712
Allowance for inventory losses	7,378	7,378	4,918	4,918	3,037	3,037
Provision for swap losses	8,076	8,076	—	—	—	—
Other	9,190	9,190	704	704	1,381	1,381
Social contribution tax loss carryforwards	—	35,094	—	—	—	14,181
Tax loss	20,603	—	—	—	—	—
	129,439	143,930	69,473	69,473	56,093	70,274
Statutory rate	25%	9%	25%	9%	25%	9%
	32,360	12,954	17,368	6,253	14,023	6,325
Current assets	4,860	1,750	—	—	—	—
Noncurrent assets	27,500	11,204	17,368	6,253	14,023	6,325

Based on the projection of future taxable income of the subsidiary, the estimated recovery of the consolidated deferred income and social contribution tax assets on tax loss carryforwards is as follows:

2008	11,623
2009	9,027
2010	9,027
2011	9,027
	38,704

The asset amount recorded is limited to the amounts whose offset is based on projected taxable income, discounted to present value, realized by the Company for the coming five years, also considering that the offset of tax loss carryforwards is limited to 30% of taxable income for the year, as determined by Brazilian tax legislation.

The balance of deferred income tax as of December 31, 2006 includes the total effect of tax losses of subsidiary Marisa Lojas, which do not expire and can be offset against future taxable income. Deferred charges in the amount of R$14,730 were not recorded on tax loss carryforwards, totaling R$21,512, and temporary differences, totaling R$21,812 of subsidiary Credi-21 because there were no future taxable income projections in the period to support their realization.

It is estimated that the balance referring to deferred taxes arising from temporary differences as of December 31, 2006 will be realized by 20011. However, we were unable to accurately estimate the years in which these temporary differences will be realized, since most of them are subject to court decisions over which the Company has no control or regarding which the Company is unable to predict when a final, unappealable decision will be issued.

Future taxable income projections include various estimates as to the performance of the Brazilian and international economies, selection of exchange rates, sales volume, sales prices, tax rates, among others, which may differ from actual data and amounts.

As the income and social contribution taxes balance results not only from the taxable income, but also from the tax and corporate structure of the Company's subsidiaries, the existence of nontaxable revenues, nondeductible expenses, tax exemptions and incentives and various other variables, there is no material relation between the net income of the Company's subsidiaries and the income and social contribution taxes balance. Accordingly, the evolution of the tax loss offset should not be considered an indication of future profits of the Company's subsidiaries.

b) Reconciliation of income and social contribution taxes at effective rate

	2006	2005	2004
Net income (loss) before income and social contribution taxes social, depreciation of spun-off property and equipment, equity in real estate companies and revenue from rental of spun-off property	(11,010)	46,719	(14,354)
Equity in real estate companies	6,196	5,737	(18,530)
Depreciation of spun-off property and equipment	(1,625)	(2,684)	(3,361)
Revenue from rental of spun-off property	1,735	1,751	1,450
Book income (loss) used as income and social contribution tax basis	(4,704)	51,523	(34,795)
Statutory rate	34%	34%	34%
Expected income and social contribution credit (expense), at statutory rate	1,599	(17,518)	11,830
i) Effect of income and social contribution taxes on permanent differences:			
Fine on tax deficiency notices	(2,776)	(525)	(392)
Equity in subsidiary	5,442	9,250	(2,999)
Loss on investments in subsidiaries	—	(93)	(1,681)
Loss on variable income investments higher than gains	(5,840)	(472)	(477)
Interest - Austrian bonds	2,217	—	—
Other permanent additions (deductions)	1,638	34	(101)
Income (except financial income) of subsidiaries taxed based on deemed income:			
Reversal of taxation effect - taxable income	34,457	11,268	727
Taxation based on deemed income, using gross revenue from sales as tax basis	(13,528)	(7,062)	(2,071)
ii) Effect of income and social contribution taxes on temporary differences and tax losses for the year, for which deferred taxes were not recorded as there was no strong evidence, in the year, of realization:			
Temporary differences	(7,416)	(7,336)	(8,006)
Tax loss carryforwards	(7,314)	(6,817)	(1,714)
iv) Credits because of income tax contingencies(*)	(4,868)	—	—
Benefit (charge) recorded	3,611	(19,271)	(4,884)
Income and social contribution taxes - current	(18,396)	(22,810)	(10,227)
Deferred income and social contribution taxes	22,007	3,539	5,343

(*) Amounts related to the payment in installments of income tax deficiency notice (see note 19) and income tax-related contingencies - Law No. 8200/91 (see note 18.(c)).

Under prevailing tax legislation, the accounting and tax records for the last 5 years of income and social contribution taxes are open to review by tax authorities. Other taxes and contributions are open to review and approval by tax authorities for varying statutory periods.

11. INTERCOMPANY RECEIVABLES

The main balances and transactions with related parties are as follows:

	2006	2005	2004
Current assets -			
Dividends receivable:(a)			
Mareasa Participações Ltda.	—	1,047	—
Compar Participações Ltda.	—	195	—
	—	1,242	—
Noncurrent assets:			
Related party -			
Begoldi Comércio, Participação e Administração S.A.(b)	9,174	11,006	11,426
Begoldi Comércio, Participação e Administração S.A.(c)	—	30,000	—
Other related parties	59	120	321
	9,233	41,126	11,747
Current liabilities:			
Related parties -			
Begoldi Comércio, Participação e Administração S.A.(d)	94,005	17,307	—
Rentals payable(e):			
Nix Administração e Participações Ltda.	873	628	—
Mareasa Participações Ltda.	444	306	—
Novay Participações Ltda.	1,758	1,190	—
Other	17	13	14
	97,097	19,444	14
Dividends:			
Begoldi Comércio, Participação e Administração S.A.(f)	25,468	3,699	—
Individuals	403	5	—
	25,871	3,704	—
Statement of income -			
Rentals of Group properties(g)	14,370	11,064	8,284

(a) Dividends receivable from Mareasa Participações Ltda. and Compar Participações Ltda.

(b) Refers to advances granted by Begoldi to subsidiaries and SPEs for the payment of taxes and administrative expenses in general, which are not subject to interest. Balances are classified in noncurrent assets because they have infinite maturities.

(c) Assignment of Marisa Lojas credit card receivables to Begoldi, with the approval of Credi-21, through a current account agreement.

(d) As of December 31, 2006 and 2005, the amount payable to the parent company Begoldi is added to the net equities of the SPEs, which were combined into the Company, as shown in noted 1 and 4, and the amounts of assets and liabilities of these entities are as follows:

	2006							
Company	Athol	Lógica	Racional	Ativa	Fax	Transfer	Actio	Total
Cash and cash equivalents	382	305	375	4,246	312	138	24	5,782
Securities	8,052	6,875	8,200	1,099	8	—	10,347	34,581
Trade accounts receivable	6,970	6,221	7,048	6,709	6,874	39	—	33,861
Other receivables	1,097	990	628	1,210	95	50	2,920	6,990
Noncurrent assets	12	—	—	—	—	—	7,968	7,980
Investment	—	—	—	—	—	—	13,115	13,115
Property and equipment	78	—	—	—	—	—	16,357	16,435
Total assets	16,591	14,391	16,251	13,264	7,289	227	50,731	118,744
Trade accounts payable	3,254	1,580	3,756	7,256	2,472	15	—	18,333
Taxes payable	1,085	1,133	1,247	426	371	10	842	5,114
Other payables	3	2	3	4	4	—	21	37
Noncurrent liabilities	—	—	—	—	—	—	1,255	1,255
Total liabilities	4,342	2,715	5,006	7,686	2,847	25	2,118	24,739
Shareholders' equity	12,249	11,676	11,245	5,578	4,442	202	48,613	94,005

	2005			
Company	Athol	Lógica	Racional	Total
Cash	2	3	5	10
Banks	25	19	22	66
Notes receivable	8,969	9,893	10,590	29,452
Securities	1,520	179	1,143	2,842
Inventories	58	10	77	145
Other receivables	28	5	10	43
Noncurrent assets	12	—	—	12
Property and equipment	87	—	—	87
Total assets	10,701	10,109	11,847	32,657
Trade accounts payable	3,707	4,034	4,460	12,201
Payroll and related charges	2	2	2	6
Taxes payable	507	672	745	1,924
Accounts payable	1,210	4	8	1,222
Total liabilities	5,426	4,712	5,215	15,353
Shareholders' equity	5,275	5,397	6,632	17,304

(e) Refer to rentals payable to related companies, as shown in note 24.f).

(f) Dividends payable by Marisa Lojas, Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. and Due Mille Participações Ltda.

(g) Refers to intercompany rental payable:

	2006	2005	2004
Nix Administrações e Participações Ltda.	4,184	3,394	2,756
Mareasa Participações Ltda.	2,293	1,863	1,295
Novay Participações Ltda.	7,893	5,807	4,233
	14,370	11,064	8,284

12. INVESTMENTS

Investments are represented by:

	Shareholders' equity			Ownership interest - %			Investment			Equity in subsidiaries		
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Investment in real estate companies:												
Traditio Participações Ltda.	4,243	8,059	8,198	—	26.28	26.68	—	2,150	2,187	(753)	(37)	(505)
Compar Participações Ltda.	1,790	1,435	1,501	—	100.00	100.00	—	1,435	1,501	265	323	(279)
Mareasa Participações Ltda.	52,765	48,259	46,179	—	97.55	97.55	—	47,077	45,048	3,258	3,054	(9,864)
Nix Administração e Participação Ltda.(*)	61,962	31,509	20,248	21.17	30.15	29.44	13,115	9,501	5,961	3,430	2,397	(7,882)
							13,115	60,163	54,697	6,200	5,737	(18,530)
Other							2	2	2	—	—	—
Total investments							13,117	60,165	54,699	6,200	5,737	(18,530)

(*) Indirect ownership interest through Actio Participações Ltda. (SPE).

On December 30, 2006, the shareholders' meeting approved a capital decrease in Marisa Lojas and Fix in the amount of R$51,991 because of the assignment and transfer to Begoldi Comércio, Participação e Administração S.A. of the ownership interests held in this companies:

	Number of shares	R$
Marisa Lojas Varejistas Ltda.:		
Compar Participações Ltda.	1,400,745	1,700
Mareasa Participações Ltda.	59,282,000	49,161
Fix Participações Ltda. -		
Traditio Participações Ltda.	2,348,787	1,130

The capital decrease due to the assignment and transfer of the companies' shares was made at book value on then and is supported by an appraisal report issued by independent experts.

13. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

	2006			
	Annual average depreciation rate - %	Cost	Depreciation	Net
Installations	10	31,721	(14,409)	17,312
Leasehold improvements	20	92,320	(46,940)	45,380
IT equipment	20	23,716	(11,704)	12,012
Furniture and fixtures	10	23,020	(4,607)	18,413
Vehicles	20	543	(450)	93
Construction in progress	—	50,815	—	50,815
Other property and equipment	10	582	(277)	305
		222,717	(78,387)	144,330
Intangible assets				
Goodwill(*)	—	16,045	—	16,045
Spun-off property and equipment				
Land		8,154	—	8,154
Buildings		13,757	(5,554)	8,203
		21,911	(5,554)	16,357

	2005			
	Annual average depreciation rate - %	Cost	Depreciation	Net
Installations	10	19,819	(12,567)	7,252
Leasehold improvements	20	67,113	(32,669)	34,444
IT equipment	20	13,832	(9,370)	4,462
Furniture and fixtures	10	9,328	(3,485)	5,843
Vehicles	20	808	(540)	268
Other property and equipment	10	413	(35)	378
		111,313	(58,666)	52,647
Intangible assets				
Goodwill(*)	—	9,666	—	9,666
Spun-off property and equipment				
Land		15,668	—	15,668
Buildings		33,790	(10,212)	23,578
		49,458	(10,212)	39,246

Marisa Group Companies

	2004			
	Annual average depreciation rate - %	Cost	Depreciation	Net
Installations	10	17,687	(11,544)	6,143
Leasehold improvements	20	47,589	(25,346)	22,243
IT equipment	20	12,398	(7,946)	4,452
Furniture and fixtures	10	6,983	(2,761)	4,222
Vehicles	20	861	(429)	432
Other property and equipment	10	412	(34)	378
		85,930	(48,060)	37,870
Intangible assets				
Goodwill(*)	—	3,171	—	3,171
Spun-off property and equipment				
Land		16,504	—	16,504
Buildings		34,294	(7,528)	26,766
		50,798	(7,528)	43,270

(*) Represented by goodwill acquired by subsidiary Marisa Lojas and based on commercial locations where the Marisa and Marisa Família stores are located, which is an intangible asset that can be sold and is not impaired with time. However, the subsidiary Marisa Lojas tests this asset for impairment annually.

14. TRADE ACCOUNTS PAYABLE

As of December 31, 2006, the Company has 550 suppliers, all located in Brazil. At balance sheet dates, the five main suppliers accounted for approximately 12% of total trade accounts payable and none represented individually more than 4%. Other suppliers do not represent individually more than 2% of total trade accounts payable total at balance sheet date.

15. LOANS AND FINANCING

The Company's subsidiaries as of December 31, 2006 had the following loans:

	Principal	Interest	2006	2005	2004	Charges	Maturity
Current liabilities:							
Banco Alfa - working capital	5,000	116	5,116	2,999	6,478	Interest of 106% of CDI(a)	April-May 2007
Banco Bradesco - working capital	3,900	124	4,024	3,895	—	Interest of 108.5% of CDI(a)	July 2007
Banco Bradesco - BNDES	2,059	171	2,230	2,989	—	Interest of 6.5% p.a. + TJLP(b)	April 2009
Banco Safra - buyer financing	8,574	26	8,600	14,690	26,110	Interest of 102% of CDI(a)	April 2007
Banco Safra - working capital	19,000	1,074	20,074	—	—	Interest of 108% of CDI(a)	April 2007
Banco Safra - working capital	9,045	119	9,164	1,220	—	Interest of 1.50% to 2.50% p.a. + CDI(a)	June 2007
Banco Safra S.A. - FINAME	538	16	554	—	—	Interest of 4.5% to 6% p.a. + TJLP(b)	April 2007-October 2009
Banco Santander - Resolutions 2770 and 3221(*)	34,600	128	34,728	19,852	—	Interest of 118% of CDI(a)	April 2007
Banco Santander - Resolutions 2770 and 3221(*)	5300	31	5,331	—	—	Interest of 112% to 118% of CDI(a)	April 2007
Unibanco S.A. - buyer financing	7,700	91	7,791	5,015	21,312	Interest of 1.5% p.a. + CDI(a)	April 2007
Unibanco S.A. - Resolution 2770(*)	11,900	41	11,941	2,009	—	Interest of 2.96% p.a. + CDI(a)	September 2007
Unibanco S.A. - BNDES	2,221	66	2,287	4,037	1,894	Interest of 4.5% to 5.5% p.a. + TJLP(b)	December 2007 - December 2008
Banco Santander - Resolutions 2770 and 3221(*)	10,000	255	10,255	9,012	—	Interest of 2.30% p.a. + CDI(a)	September 2007
Banco Santander - Resolutions 2770 and 3221(*)	10,793	71	10,864	—	—	Interest of 111.6% to 112% of CDI(a)	June 2007
Banco J. Safra S.A. - Loan	49,500	1,131	50,631	34,200	—	Interest of 1.81% p.a. + CDI(a)	March-May 2007
Banco Credit Suisse S.A.(*)	56,506	16,559	73,065	—	—	Interest of 111% of CDI(a)	July 2007
Banco Credit Suisse S.A.(*)	—	1,629	1,629	20,277	—	Interest of 106% of CDI(a)	August 2011
Banco Credit Suisse S.A.(*)	26,513	333	26,846	—	—	Interest of 108% of CDI(a)	May 2008-February 2009
BNDES financing	10,783	149	10,932	—	—	Interest of 2.8% p.a. + TJLP(b)	April 2011
Banco Citibank - Resolution 2770(*)	45,000	494	45,494	—	—	Fixed interest of 14.26% p.a.	May-June 2007
	318,932	22,624	341,556	120,195	55,794		
Noncurrent liabilities:							
Financing - BNDES	62,837	866	63,703	—	—	Interest of 2.8% p.a. + TJLP(b)	April 2011
Banco Credit Suisse S.A.(*)	78,100	—	78,100	—	—	Interest of 106% of CDI(a)	August 2011
Banco Credit Suisse S.A.(*)	28,293	356	28,649	—	—	Interest of 108% of CDI(a)	February 2009
Safra S.A. - FINAME	1,457	42	1,499	629	125	Interest of 4.5% to 6% p.a. + TJLP(b)	Mach 2008-October 2009
Banco Bradesco S.A. - BNDES	2,745	228	2,973	3,553	—	Interest of 6.5% p.a. + TJLP(b)	April 2009
Unibanco S.A. - BNDES	540	16	556	1,146	3,983	Interest of 4.5% to 5.5% p.a. + TJLP(b)	December 2008-August 2009
Banco Santander S.A. - financial instrument	—	973	973	—	—	Interest of 9% p.a. + IPCA(c)	May 2009-August 2010
	173,972	2,481	176,453	5,328	4,108		

(a) CDI - Interbank certificate of deposit

(b) TJLP - Long-term interest rate

(c) IPCA - Extended Consumer Price Index

Index	Annual rate 2006	2005	2004
TJLP - Long-term interest rate	6.85	9.75	9.75
CDI - Interbank certificate of deposit	12.47	19.09	19.28
IPCA - Extended Consumer Price Index	3.14	—	—

(*) On the same date this fund was raised, the subsidiaries Marisa Lojas and Credi-21 entered into swap transactions to hedged the exposure to market, foreign exchange, and interest rate risks. As of December 31, 2006 the swap balance recorded under loans and financing in current assets, with a corresponding entry in financial expenses, was R$17,950.

Loans and financing in noncurrent assets as of December 31, 2006 mature as follows:

2008	46,200
2009	23,816
2010	18,631
2011	87,806
	176,453

Covenants

As of December 31, the subsidiaries have loans and financing with covenants under the loan agreements entered into with banks. Some of these covenants have been met and others have not. The covenants related to the financial indicators required in the loan agreements entered into with Banco Credit Suisse S.A. and Unibanco S.A. - BNDES for 2006 are as follows:

Banco Credit Suisse S.A.

Indebtedness shall not exceed R$350,000 (not met).

Dividends and interest on capital shall not exceed 40% of net income (not met).

Disclose annual or quarterly financial reports.

As regards the covenants not met, the subsidiaries obtained from their creditors a waiver, until June 30, 2007, of their rights to immediate payment of the amounts due.

Unibanco S.A. - BNDES

Transfer of funds ("loan agreements") between subsidiaries and affiliates can not exceed R$30,000 (not met).

Total indebtedness shall not exceed 150% of EBITDA or 15% of shareholders' equity (not met).

Financial expenses for the period shall not exceed 40% of EBITDA.

Dividends paid shall be limited to 15% of net income and interest on capital limited to 5% of shareholders' equity, as long as the amount does not exceed half the amount of the profit reserve recognized (not met).

As mentioned in note 26, on April 30, 2007, the Company's subsidiaries signed an addendum to the financing agreements entered into with Unibanco S.A., under which the creditors exclude from the agreements the covenants above.

Guarantees of loans and financing

The loans and financing are guaranteed by the following related parties:

Company	Financial institution	Type of guarantee	
Nix Administração e Participação Ltda.	Banco Credit Suisse S.A.	Promissory note	221,037
Banco Bradesco and Banco Safra	BNDES financing	Bank guarantees	115,000
Begoldi Comércio, Participação e Administração S.A.	Banco Citibank - Resolution 2770	Promissory note	45,494
Nix Administração e Participação Ltda.	Banco Santander	Promissory note	40,059
Marisa Lojas Varejistas Ltda.	Banco Safra S.A.	Promissory note	35,328
Begoldi Comércio, Participação e Administração S.A.	Banco Itaú - Resolutions 2770 and 3221	Promissory note	21,119
Begoldi Comércio, Participação e Administração S.A.	Banco Bradesco S.A.	Property(a)	11,750
Begoldi Comércio, Participação e Administração S.A.	Unibanco S.A.	Property(a) and lien	7,888
Nix Administração e Participação Ltda.	Banco Alfa S.A.	Promissory note	2,500
Marisa Lojas Varejistas Ltda.	Banco Safra S.A. - FINAME	Promissory note	1,385
Marisa Lojas Varejistas Ltda.	Banco Credit Suisse S.A.	Lien on receivables and other covenants(b)	6,078
			507,638

(a) As of December 31, 2006, the properties pledged as collateral are recorded at net book value of R$4,746.

(b) Private agreement for collateralization of receivables and other covenants, under which Marisa Lojas assigns as collateral, to Banco Credit Suisse S.A., 75% of all its receivables from billings of its stores related to sales carried out with two credit card companies, Redecard S.A. and Companhia Brasileira de Meios de Pagamento, which is effective until the repayment of the loan. Marisa Lojas shall keep in the account where the collateralized receivables are deposits an amount at the least three times higher than the amount required to pay an installment of the debt to Banco Credit Suisse S.A.

16. TAXES PAYABLE

	2006	2005	2004
ICMS (state VAT)	32,386	19,686	15,610
IRPJ	14,616	22,591	7,748
CSLL	3,602	5,614	1,767
COFINS	14,638	9,382	7,502
PIS	3,177	2,037	1,643
Other	4,406	1,427	1,162
	72,825	60,737	35,432

17. LEASING

The subsidiaries Marisa Lojas and Credi-21 have lease commitments for equipment, for periods ranging from 24 to 36 months and bearing and average interest rate equal to CDI plus 1.73% p.a., whereby assets are purchased at the end of the lease agreement for a symbolic residual value. As of December 31, 2006, the future lease commitment, which is considered as expenses as payments are made, totals approximately R$9,660 (R$5,864 in 2005 and R$2,456 in 2004).

As of December 31, 2006, 2005 and 2004 lease commitments are as follows:

Year	2006	2005	2004
2005	—	—	1,428
2006	—	2,166	684
2007	4,712	2,446	344
2008	3,517	1,252	—
2009	1,431	—	—
Total	9,660	5,864	2,456

Had these transactions been recorded as purchase of property and equipment for payment in installments, as of December 31, 2006, property and equipment would be increased by R$10,809 (R$6,588 in 2005 and R$3,452 in 2004), liabilities would be increased by R$9,660 (R$5,864 in 2005 and R$2,456 in 2004), and shareholders' equity as of that date would be increased by R$1,149 (R$724 in 2005 and R$996 in 2004).

18. RESERVE FOR CONTINGENCIES

The Company's subsidiaries are parties to tax, civil and labor lawsuits and in administrative tax proceedings. Management, based on the opinion of its legal counsel, believes that the reserve for contingencies is sufficient to cover probable losses. The balances of the reserves for contingencies are as follows:

	2004	2005	Additions	Write-offs	Charges	2006
Tax:						
COFINS(a)	32,037	36,12	—	—	2,988	39,113
COFINS(b)	4,778	5,377	—	—	427	5,804
IRPJ - Law 8200/91(c)	—	—	7,482	—	—	7,482
FGTS (severance pay fund)(d)	1,546	2,285	1,504	—	—	3,789
13th salary injunction(e)	700	700	1,086	—	1,873	3,659
State Poverty Alleviation Fund (FECP) - RJ(f)	949	1,884	1,459	1,265	—	2,078
Taxable income computation book (LALUR)	—	1,671	1,671	1,671	—	1,671
CSLL(g)	316	1,208	840	—	—	2,048
Other tax contingencies	3,402	3,829	2,229	—	—	6,058
	43,728	53,079	16,271	2,936	5,288	71,702
Labor(h)	9,329	14,17	10,787	10,913	—	14,053
Civil(i)	351	444	5,782	—	—	6,226
Total contingencies	53,408	67,702	32,840	13,849	5,288	91,981
Escrow deposits	(12,671)	(17,279)	(7,061)	8,990		(15,350)
	40,737	50,423				76,631

(a) Law 9718, of November 27, 1998, increased the COFINS rate to 3% from 2% and allowed that the 1% difference to be offset, in 1999, against the tax payable in the same year. However, in 1999 the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the payment of the tax (1% rate difference).

(b) In 1999 the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the expansion of the tax basis and challenging articles 3 and 8, respectively, of said Law, and authorizing the payment of COFINS based on Supplementary Law 70/91.

As regards items (a) and (b), as of December 31, 2006, the court records were closed for judgment by the 3rd Region Regional Federal Court (TRF). Previous decisions of the Federal Supreme Court (STF) on the matter, based on article 195 of the Federal Constitution, before Constitutional Amendment 20/98, considered the expressions gross revenue and billings synonyms, making them equivalent to service or product and service sales. Therefore, paragraph 1 of article 3 of Law No. 9718/98 is unconstitutional because it extended the concept of gross revenue to all revenues earned by legal entities, regardless of their activity and the accounting classification adopted. Base on the opinion of its legal counsel, the Company classified the likelihood of an unfavorable outcome on this lawsuit as probable.

(c) This lawsuit requests the court to declare that there is no legal or tax requirement to apply to the financial statements issued in 1991, for 1990, of subsidiary Marisa Lojas, the fiscal National Treasury Bond (BTN) variation, adjusted according to the tax adjustment index, and instead the fiscal BTN adjusted by the Consumer Price Index (IPC) should be applied on income and social contribution tax and tax on net income (ILL) falling due. The initial lawsuit was numbered No. 91.0653835-5 and unfolded into several lawsuits. The court records wait issuing of the court decision that rejected the special appeal filed. Previous court decisions considers this Law fully constitutional; accordingly, the likelihood of an unfavorable outcome is probable.

(d) Subsidiary Marisa Lojas filed a lawsuit against the Federal Government, distributed on September 26, 2001 under No. 2001.61.00.024399-6, requesting the unconstitutionality of Supplementary Law No. 110/01, arguing it fails to comply with the precedence principle set forth by article 150, III, "b", of the Federal Constitution. An appeal was filed against the court decision that partially granted the request; numbered No. 490790-9, which currently awaiting judgment by the STF. Marisa Lojas made escrow deposits until December 2006 based on its monthly payroll. Currently, the STF is judging the special appeal filed. There is a partially favorable decision that prevents the levy of the tax during the first three months. Among the related lawsuits we highlight the direct action of unconstitutionality (ADIN) No. 2568, being judged by the STF. The injunction granted to this direct action of unconstitutionality declares the constitutionality of Supplementary Law No. 110/01, except for the heading of article 14, related to the ninety-day grace period before which no the tax cannot be levied. Previous lower and appeal court decisions are uniform; accordingly, this position, which until now has been unfavorable to taxpayers, can be reversed.

(e) Lawsuit requesting the court to declare that the subsidiary Marisa Lojas is not legally bond to pay social security contribution on Christmas bonuses and authorize the Company to offset the amount it considers unduly paid. Marisa Lojas made several escrow deposits and currently is regularly paying the 13th salary, however the deposit period is still under discussion. As of December 31, 2006, the Company waited the judgment of the lawsuit by a lower court. Previous court decisions, including by the STF, are unfavorable, even from lower courts; accordingly, the likelihood of an unfavorable outcome is probable.

(f) Lawsuit filed against the Rio de Janeiro State Government to declare the unconstitutionality of the Poverty Alleviation Fund - Law No. 4,056/02. After the demand was dismissed by the Rio Janeiro Justice Court (TJRJ), an appeal was filed with the STF, which is awaiting judgment, after an appeal filed with the Superior Court of Justice was definitely dismissed. The subsidiary Marisa Lojas makes a monthly escrow deposit of the ICMS difference calculated in this State; accordingly, the likelihood of an unfavorable outcome is probable.

(g) Lawsuit filed under No. 2004.61.00.019379-9 challenging the increase in the social contribution tax basis, when approved based on deemed income. This lawsuit challenges paragraph 62, which sets forth on the amounts calculated on the tax basis difference, increasing it from 12% to 32%. The subsidiaries TCM and Primos make a monthly escrow deposit of these amounts. Lawsuits filed with the 17th Federal Court, and there is no consensual understanding on this matter; accordingly, the likelihood of an unfavorable outcome is probable because of the arguments presented.

(h) As of December 31, 2006, the Company's subsidiaries are parties to 535 labor lawsuits filed by former employees demanding the payment of severance pay, allowances, overtime, or amounts payable due to joint liability.

(i) As of December 31, 2006, the Company's subsidiaries are parties to 1,412 civil lawsuits and administrative proceedings, filed with civil courts, the special civil court and the consumer protection agency PROCON by consumers, suppliers, and former employees, most of which claiming indemnities.

As of December 31, 2006, the Company and its subsidiaries are a parties to other lawsuits, for which the likelihood of loss, according to legal counsel's evaluation, is considered possible, in the approximate amount of R$4,092, and for which the Company's management understands that it is not necessary to recognize a provision for loss.

19. TAXES IN INSTALLMENTS

Law 10,684, of May 30, 2003, provides for, but not limited to, the tax debt refinancing program (PAES) that allows the payment of tax debts to the Federal Revenue Service, the National Treasury Attorney General, and National Institute of Social Security (INSS) in installments. In July 2003, Marisa Lojas decided to include in this program some tax debts discussed in courts. In 2006, R$465 was repaid, resulting in a debit balance of R$3,098 (R$1,983 - principal, R$248 - fine and R$867 - interest) at the end of the period, of which R$475 (R$449 in 2005 and R$203 in 2004) was classified in current liabilities and R$2,623 (R$2,915 in 2005 and R$2,732 in 2004) in noncurrent liabilities, to be paid in monthly installments, adjusted based on TJLP, with final maturity in 2013.

Additionally, on September 1, 2006 Marisa Lojas requested the payment in installments of income tax deficiency notice, raised on alleged undue offset of 1997-1999 tax loss carryforwards, and the recognition of a tax credit because of alleged failure to add to net income for the these years used to calculated taxable income, gains earned abroad by a subsidiary and remitted to Brazil. This payment was divided into 59 monthly installments. In 2006, R$599 was repaid, resulting in a debit balance of R$11,503 (R$3,419 - principal, R$2,564 - fine and R$5,520 - interest) at the end of the period, of which R$2,320 was classified in current liabilities and R$9,183 in noncurrent liabilities, to be paid in monthly installments, adjusted based on TJLP, with final maturity in 2011.

The regular payment of taxes and other obligations is mandatory to maintain the payment terms and conditions of this program.

These payments in installments are recorded under the caption "Reserve for contingencies".

Installments in noncurrent assets as of December 31, 2006 mature as follows:

2008	2,979
2009	2,979
2010	2,979
2011	2,146
2012	475
2013	248
	11,806

Had this subsidiary recognized its financial liabilities at fair value, it would have recognized an additional expense before income and social contribution tax of R$1,984 as of As of December 31, 2006, as shown below:

Financial liability	Book value	Fair value	Difference
Taxes in installments	14,601	16,585	(1,984)

20. SHAREHOLDERS' EQUITY

Calculated based on the sum of the accounts included in the Companies' shareholders' equity mentioned in note 4, eliminating minority interest.

a) Capital

As of December 31, 2006, the combined capital is by R$41,315 (R$207,595 in 2005 and in 2004), formed by the capital of the following Companies:

	2006	2005	2004
Marisa Lojas Varejistas Ltda.(*)	—	201,089	201,089
Due Mille Participações Ltda.(*)	—	4,186	4,186
Fix Participações Ltda.(*)	—	2,320	2,320
Begoldi Comércio, Participação e Administração S.A.(*)	41,285	—	—
Other shareholders resident in Brazil	30	—	—
	41,315	207,595	207,595

(*) On December 31, 2006, the Extraordinary Shareholders' Meeting approved the capital increase of the Company of R$41,285, from R$30 to R$41,315, as a result of the assignment and transfer to the Company of the ownership interests held by Begoldi Comércio, Participação e Administração S.A.

The assignment and transfer of the ownership interests were made under a corporate restructuring, as follows:

	Marisa Lojas	Due Mille	Fix	Total
Capital as of December 31, 2005	201,089	4,186	2,320	207,595
Capital contribution due to advance for future capital increase	9,429	—	30,000	39,429
Capital contribution from the assignment and transfer of receivables from Credi-21 owned by Begoldi Comércio, Participação e Administração S.A.	—	—	22,514	22,514
Capital decrease due to the assignment and transfer of other companies' shares as of December 31, 2006(a)	(95,285)	—	—	(95,285)
Capital decrease from the assignment and transfer of receivables from Credi-21 owned by Marisa Lojas to Begoldi Comércio, Participação e Administração S.A.	(22,514)	—	—	(22,514)
Capital decrease due to the assignment and transfer of properties to Nix Administração e Participações Ltda.	(19,342)	—	—	(19,342)
Capital decrease in cash, in favor of Begoldi Comércio, Participação e Administração S.A.	—	(961)	(2,266)	(3,227)
Total changes in capital	73,377	3,225	52,568	129,170
Treasury shares	—	(2,660)	—	(2,660)
Net income (loss) accumulated until December 31, 2006	(5,774)	7,753	(51,438)	(49,459)
Payment of dividends	(33,412)	(2,500)	—	(35,912)
Other	4	142	—	146
Capital decrease by merger(b)	(39,182)	2,735	(51,438)	(87,885)
	34,195	5,960	1,130	41,285

(a) Capital decrease due to the assignment and transfer of ownership interests in Mareasa Participações Ltda. at book value of R$49,161, Actio Participações Ltda. at book value of R$44,424 and Compar Participações Ltda. at book value of R$1,700 to Begoldi Comércio, Participação e Administração S.A.

(b) Capital decrease due to the assignment and transfer of ownership interests in Marisa Lojas Varejistas Ltda., Due Mille Participações Ltda. and Fix Participações Ltda. and subsidiaries to the Company on December 31, 2006.

The amount of the capital decrease is based on an appraisal report issued by independent experts.

b) The breakdown of the combined shareholders' equity and accumulated net income (loss) combined with the related shareholders' equity and accumulated net income (loss) of the Companies, as of December 31, 2006, 2005 and 2004 is as follows:

	Shareholders' equity		
	2006	2005	2004
Marisa Lojas Varejistas Ltda.	—	242,199	202,552
Fix Participações Ltda.	—	(3,597)	(6,626)
Due Mille Participações Ltda.	—	2,523	1,304
Marisa S.A.	35,087	—	—
Combined shareholders' equity	35,087	241,125	197,230

	Net income (loss)		
	2006	2005	2004
Marisa Lojas Varejistas Ltda.	(42,634)	42,400	(26,017)
Fix Participações Ltda.	(15,521)	(26,971)	(14,240)
Due Mille Participações Ltda.	6,899	3,577	266
Marisa S.A.	(103)	—	—
	(51,359)	19,006	(39,991)
Unrealized profits on inventories(*)	(6,125)	(5,182)	—
Combined net income (loss)	(57,484)	13,824	(39,991)

(*) Refers to adjustments to unrealized profits on inventories (net of taxes) of Marisa Lojas arising from transactions with the Group's wholesales companies (SPEs), which have been eliminated in the caption "Minority interest", since the Company has no ownership interest in these companies.

21. OTHER OPERATING INCOME (EXPENSES)

For better understanding of the performance and the actual contribution of Cartão Marisa financial services to the Company's results, we present the breakdown of other operating income, net.

	2006	2005	2004
Result from financial services:			
Income from financial services	76,900	45,521	23,620
Expenses on financial services	(16,941)	(19,593)	(3,856)
Losses on receivables, net	(72,665)	(48,904)	(27,009)
	(12,706)	(22,976)	(7,245)
Other operating income (expenses):			
Allowances recognized	(14,879)	(14,294)	(3,834)
Tax credits	10,684	15,692	9,427
Recovered expenses	3,223	3,329	2,262
Other	(250)	683	(13)
	(1,222)	5,410	7,842
	(13,928)	(17,566)	597

22. FINANCIAL INCOME (EXPENSES)

	2006	2005	2004
Financial expenses:			
Loss on variable income investments	(89,725)	(20,751)	(13,822)
Loss on fixed-income investments	(416)	(110)	(1,378)
Interest	(35,348)	(12,427)	(4,858)
CPMF (tax on banking transactions)	(7,683)	(3,944)	(2,368)
Banking expenses	(3,266)	(1,848)	(1,296)
Monetary variation	(19,161)	(483)	(387)
Adjustment to present value	(2,067)	(1,237)	—
Other	(3,974)	(897)	(575)
	(161,640)	(41,697)	(24,684)
Financial income:			
Temporary cash investments	82,351	27,035	18,557
Monetary variation	5,210	586	425
Adjustment to present value	4,298	2,353	—
Discounts obtained	1,310	1,304	450
Other	213	701	243
	93,382	31,979	19,675

23. OTHER NONOPERATING INCOME (EXPENSES)

	2006	2005	2004
Nonoperating income:			
Gains of investments	7,999	6,005	—
Other	292	407	1,076
	8,291	6,412	1,076
Nonoperating expenses:			
Losses on investments	(2,727)	(602)	(9,049)
Other	(158)	(478)	(624)
	(2,885)	(1,080)	(9,673)
	5,406	5,332	(8,597)

Gains (losses) on investments refer to percentage change in investments made in subsidiaries during the years.

24. FINANCIAL INSTRUMENTS

The Company's subsidiaries carry out transactions involving the financial instruments below. There were no material differences between the estimated fair values of financial instruments, assets and liabilities, of subsidiaries as of December 31, 2006, 2005 and 2004, recorded in balance sheet accounts, and their carrying amounts.

a) Credit risk

The sales and credit policies of the subsidiaries are subject to the credit policies established by their Management and are intended to minimize possible problems with the default of customers. This goal is attained by the subsidiaries' Management through a careful selection of the customer portfolio, which considers their ability to pay (credit rating) and diversification of operations (risk dilution). The subsidiaries recognized an allowance for doubtful accounts, in the amount R$34,950 as of December 2006 (R$20,856 in 2005 and R$12,332 in 2004) to cover credit risks.

b) Loans and financing in foreign currency

There are amounts payable denominated in foreign currency, which are thus exposed to exchange risks. As of December 31, 2006, the subsidiaries did not have financial instruments to hedge liabilities denominated in foreign currency. The main balances denominated in foreign currency refer to loans and financing and are mentioned in note 15. The exchange gain or loss as of December 31, 2006 is recorded in current liabilities.

c) Fair value of financial instruments

The fair value of cash and cash equivalents (cash, banks, temporary cash investments and securities), accounts receivable and current liabilities approximates their carrying amounts, since the maturity of a significant portion of these balances occurs close to the balance sheet date. Loans and financing are monetarily adjusted based on inflation indices and variable interest due to market conditions and, therefore, the debit balance as of the balance sheet date approximates the fair value.

d) Concentration of risk

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of banks, temporary cash investments and trade accounts receivable, mainly related to transactions carried out with subsidiary Credi-21. The balance of accounts receivables is distributes among the credit card companies. In 2006, transactions with Credi-21 accounted for approximately 93% of total credit card sales transactions. The full balance of trade accounts receivable is denominated in Brazilian reais.

e) Interest rate

The Company's subsidiaries are exposed to normal market risks arising from changes in interest rates on its long-term obligations.

f) Future commitments

As of December 31, 2006, the subsidiaries had lease agreements entered into with related companies and third parties. The lease amount of the properties of related parties is always the higher of: (i) the amount equivalent to 3.65% of gross monthly sales of the store; or (ii) a minimum monthly amount adjusted annually based on several indices of inflation and average monthly expenses of rentals paid to related companies, of R$1,198. These lease agreements are effective for five years and can be contractually and automatically renewed for up to two five-year periods. The lease amount of the properties of third parties is always the higher of: (i) the amount equivalent to 3% of gross monthly sales of the store; or (ii) a minimum monthly amount adjusted annually based on several indices of inflation and average monthly expenses of rentals paid to third parties, of R$2,279.

25. INSURANCE COVERAGE (UNAUDITED)

The Company's subsidiaries have an insurance policy that considers principally risk concentration and materiality, providing it with a level of insurance coverage considered sufficient according to the type of their activities and advice of the insurance brokers.

As of December 31, 2006, the insurance coverage is as follows:

Civil liability	1,000
Sundry risks - inventories and property and equipment	44,200
National and international transportation	2,500
Vehicles	728
	48,428

26. SUBSEQUENT EVENTS

Working capital

On January 17, 2007, the subsidiary Marisa Lojas obtained financing through a loan agreement in the amount of R$25,000 with Banco J. Safra S.A., bearing monthly interest of 0.15% plus CDI, for a 61-day period, without grace period, and maturing on March 18, 2007.

The main purpose of this financing is to meet the additional working capital requirements of the Company and settle installments of short-term loans. This loan is guaranteed by affiliate Nix Administrações e Participações Ltda.

On maturity date, this loan was rescheduled with the same terms and conditions and maturity on September 3, 2007.

Foreign currency loans

On February 2, 2007, the Company obtained foreign currency-denominated financing in accordance with National Monetary Council Resolution No. 2770 from Banco Itaú BBA S.A., in the amount of US$2,377,000 and maturity on May 2, 2007. This loan is subject to annual interest of 8.95% plus exchange variation and is guaranteed by affiliate Nix Administrações e Participações Ltda. The Company entered into a swap transaction with the same terms, conditions and amounts to hedge exchange variations.

On maturity date, this loan was rescheduled with annual interest of 2.8% plus CDI variation and maturity on September 3, 2007.

Bank credit notes

On February 12, 2007, the subsidiary Credi-21 obtained financing through the issue of six bank credit notes in the amount of R$30,000 from Banco UBS Pactual S.A., bearing annual interest of 1.20% plus CDI variation, during a 24-month period, with a twelve-month grace period and maturity on February 12, 2009.

The main purpose of this financing is to meet the additional working capital requirements of the Company and settle installments of short-term loans. The loan is guaranteed by the individual shareholders and the parent company Begoldi Comércio, Participação e Administração S.A.

On February 12, 2007, the subsidiary Marisa Lojas obtained financing through the issue of ten bank credit notes in the amount of R$50,000 from Banco UBS Pactual S.A., bearing annual interest of 1.20% plus CDI variation, during a 24-month period, with a twelve-month grace period and maturity on February 12, 2009.

The main purpose of this financing is to meet the additional working capital requirements of the Company and settle installments of short-term loans. The loan is guaranteed by the individual shareholders and the parent company Begoldi Comércio, Participação e Administração S.A.

Amendment to the Company's Bylaws

On March 20, 2007, the Minutes of the Extraordinary Shareholders' Meeting were approved and contained the following main decisions: (a) approval of the amendment and revision of the Company's bylaws; and (b) election of, already in conformity with the new bylaws, the following members of the Company's Board of Directors, for an unified term of one year as from that date, to be extended until the Annual Shareholders' Meeting to be held in 2008, and with possible reelection: Mr. Marcio Luiz Goldfarb, as Chairman; Mr. Décio Goldfarb, as Director; Ms. Denise Goldfarb Terpins, as Director; Mr. Celso Clemente Giacometti, as Director; and Mr. Cassio Roberto Vieira Romano, as Director. Celso Clemente Giacometti meets the description of "Independent Director" set forth by the Novo Mercado Regulations. Because of the elections of the Company's Board of Directors, the overall amount of up to R$3,900 was approved as management compensation for the current year, and the Board of Directors will define the individual compensation to be paid to each Company director and officer, pursuant to the Company's bylaws.

The main amendments and revision of the Company's Bylaws were as follows: (a) the Company is authorized to increase capital up to the limit of 150,000,000 common shares, without par value; and (b) shareholders are entitled to receive, each year, a mandatory minimum dividend of 25% of net income: (i) plus the amounts arising from the reversal, in the year, of previously recognized reserves for contingencies; (ii) less the amounts allocated, in the year, to the legal reserve and reserve for contingencies; and (iii) whenever the amount of the mandatory dividend exceeds the realized portion of net income for the year, Management may propose, and the Shareholders' Meeting may approve, the allocation of the exceeding amount to the recognition of the unrealized profits reserve (article 197 of Corporate Law).

Capital increase in investee

In the Extraordinary Shareholders' Meeting held on March 2, 2007, the Company's capital was increased by R$3,320, thus from R$41,315 to R$44,635, with the issuance of 3,319,993 new registered common shares, without par value, subscribed and paid up as follows: (a) the shareholder Begoldi Comércio, Participação e Administração S.A. subscribed 1,000,000 shares in the amount of R$1,000 through an advance for future capital increase; and (b) other shareholders domiciled in Brazil subscribed 2,319,993 shares in the amount of R$2,320 through the assignment and transfer to the Company of Fix Participações Ltda's shares.

Rectification of share subscription

On March 26, 2007, the minutes dated December 31, 2006 were rectified to change the subscription amount of the shares of subsidiary Marisa Lojas Varejistas Ltda., from R$45,274 to R$34,195 because of the change in the its shareholders' equity. The effects of this rectification are recognized in the financial statements as of December 31, 2006.

Addenda to loans and financing

In April and May 2007, the Company's subsidiary rescheduled several loan and financing agreements, as shown below:

	Principal	Charges	Agreement maturity date	Rescheduled maturity date
Banco Alfa	2,000	Interest of 106% of CDI	April 2007	July 2007
Banco Safra - working capital	19,000	Interest of 2% p.a. + CDI	April 2007	July 2007
Banco Santander - Resolutions 2770 and 3221	34,600	Interest of 118% of CDI	April 2007	October 2007
Banco Santander - Resolutions 2770 and 3221	5,300	Interest of 118% of CDI	April 2007	May 2007
Banco Unibanco S.A. - buyer financing	7,700	Interest of 1.5% p.a. + CDI	April 2007	July 2007
Banco J. Safra - loan	25,000	Interest of 1.8% p.a. + CDI	March 2007	May 2007

Settled loans

On April 2007, the Company's subsidiaries settled an aggregate amount of R$8,646 related to buyer financing and manufacturer financing (FINAME) agreements entered into with Banco Safra.

BNDES financing

On May 2, 2007, Marisa Lojas obtained the release of R$15,425 from BNDES, which bears annual interest of 2.8% plus TJLP, with a twelve-month grace period and maturity on April 15, 2012.

Addendum to the financing agreement with Unibanco S.A. - BNDES

On April 30, 2007, the Company's subsidiaries signed an addendum to the financing agreements entered into with Unibanco S.A. - BNDES, under which the creditors exclude covenants from such agreements.

- Transfer of funds ("loan agreement") between subsidiaries and affiliates can not exceed R$30,000.
- Total indebtedness shall not exceed 150% of EBITDA or 15% of shareholders' equity.
- Financial expenses for the period shall not exceed 40% of EBITDA.
- Dividends paid shall be limited to 15% of net income and interest on capital limited to 5% of shareholders' equity, as long as the amount does not exceed half the amount of the profit reserve recognized.

Stock option plan

ON April 25, 2007, the Company's Board of Directors established a stock option plan, through a Stock Option Agreement, and appointed the eligible employees in power positions and highly qualified contractors of the Company or its subsidiaries, to align the interests and goals on these individuals with strategies and results expected by the Company. The option may be partially or totally exercised during the period defined in the Stock Option Agreement while the plan remains effective. Under the plan, on April 25, 2007 the total number of common shares underlying the options that can be granted was 892,688 common shares of the authorized capital stock, and cannot exceed 2% of total outstanding common shares of the Company's capital stock, at any time while the plan remains effective. Under the plan, all shares acquired with the exercise of vested options shall have the same rights and advantages granted to the common shares issued by the Company.

Marisa Group Companies

The exercise price of the options shall be equal to the average market price of the Company's common shares in the last five trading sessions of the São Paulo Stock Market (BOVESPA) prior to the date of the Stock Option Agreement, and the Board of Directors can, at its sole discretion, apply a discount on this price, as defined for each individual case. The exercise price established in the Stock Option Agreement will be monetarily adjusted based on the IPCA (Extended Consumer Price Index) from the period from the date of the Stock Option Agreement to the subscription date.

By the date of this report, no stock options had been granted or exercised; accordingly, no effects were produced on the statement of operations and the shareholders' equity.

The exercise of all these options would generate a dilution in relation to the number of Company shares of approximately 2%.

END